    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 13, 1999
                                           REGISTRATION NOS. 333-      /811-8862
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-4
                             ---------------------

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                        Pre-Effective Amendment No.          [ ]
                        Post Effective Amendment No.         [ ]
and/or
REGISTRATION STATEMENT UNDER THE INVESTMENT
   COMPANY ACT OF 1940
                        Amendment No. 10                     [X]

                             ---------------------
                             AGA SEPARATE ACCOUNT A
                           (EXACT NAME OF REGISTRANT)

                   AMERICAN GENERAL ANNUITY INSURANCE COMPANY
                              (NAME OF DEPOSITOR)

                    2929 ALLEN PARKWAY, HOUSTON, TEXAS 77019
        (ADDRESS OF DEPOSITOR'S PRINCIPAL EXECUTIVE OFFICES) (ZIP CODE)

                                 (713) 526-5251
              (DEPOSITOR'S TELEPHONE NUMBER, INCLUDING AREA CODE)

                             ---------------------

                              NORI L. GABERT, ESQ.
                   AMERICAN GENERAL ANNUITY INSURANCE COMPANY
                    2929 ALLEN PARKWAY, HOUSTON, TEXAS 77019
                    (NAME AND ADDRESS OF AGENT FOR SERVICE)

                             PLEASE SEND COPIES OF
                             ALL COMMUNICATIONS TO:

                             DIANE E. AMBLER, ESQ.
                              MAYER, BROWN & PLATT
                          2000 PENNSYLVANIA AVE., N.W.
                             WASHINGTON, D.C. 20006
                             ---------------------
                TITLE OF SECURITIES BEING REGISTERED: Individual
                           Variable Annuity Contracts

                  SEQUENTIAL NUMBER SYSTEM: PAGE   OF   PAGES
                   EXHIBIT INDEX ON SEQUENTIAL PAGE NUMBER

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AT THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a) MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                   AMERICAN GENERAL ANNUITY INSURANCE COMPANY
                             AGA SEPARATE ACCOUNT A
                                 [PRODUCT NAME]
                                    FORM N-4
                                     UNDER
                         THE SECURITIES ACT OF 1933 AND
                       THE INVESTMENT COMPANY ACT OF 1940

                             ---------------------

                             CROSS REFERENCE SHEET

                           (PURSUANT TO RULE 481(A))

                        ITEM NO.                                          PROSPECTUS CAPTION
                        --------                                          ------------------
                                                   PART A
   1.  Cover Page........................................  Cover Page
   2.  Definitions.......................................  About the Prospectus
   3.  Synopsis..........................................  Profile of the Contract
   4.  Condensed Financial Information...................  Selected Purchase Unit Data
   5.  General Description of Registrant, Depositor and
       Portfolio Companies...............................  Profile of the Contract, General Information,
                                                           Variable Account Options
   6.  Deductions and Expenses...........................  Fees and Charges, Surrender of Account Value
   7.  General Description of Variable Annuity...........  Transfers Between Investment Options Purchase
                                                           Contracts Period, Payout Period, Surrender of
                                                           Account Value, Other Contract Features
   8.  Annuity Period....................................  Payout Period
   9.  Death Benefit.....................................  Death Benefit
  10.  Purchase and Contract Value.......................  Fees and Charges, Purchase Period
  11.  Redemptions.......................................  Surrender of Account Value
  12.  Taxes.............................................  Federal Tax Matters
  13.  Legal Proceedings.................................  Not Applicable
  14.  Table of Contents of the Statement of Additional
       Information.......................................  Contents of Statement Additional Information

                                                                       STATEMENT OF ADDITIONAL
                        ITEM NO.                                         INFORMATION CAPTION
                        --------                                       -----------------------
                                                   PART B
  15.  Cover Page........................................  Cover Page
  16.  Table of Contents.................................  Table of Contents
  17.  General Information and History...................  General Information
  18.  Services..........................................  Experts; Distribution of Variable Annuity
                                                           Contracts
  19.  Purchase of Securities Being Offered..............  Calculation of Surrender Charge; Purchase Unit
                                                           Value;
  20.  Underwriters......................................  Distribution of Variable Annuity Contracts
  21.  Calculation of Performance Data...................  Performance Calculations
  22.  Annuity Payments..................................  Payout Payments
  23.  Financial Statements..............................  Financial Statements

PART C

Information required to be set forth in Part C is set forth under the appropriate item, so numbered, in Part C of the Registration Statement.

AMERICAN GENERAL ANNUITY INSURANCE COMPANY
UNITS OF INTEREST UNDER FLEXIBLE PREMIUM INDIVIDUAL FIXED AND
VARIABLE DEFERRED ANNUITY CONTRACTS
PRODUCT NAME
AGA SEPARATE ACCOUNT A
                                                                          , 1999

PROSPECTUS

The Flexible Premium Fixed and Variable Deferred Annuity Contracts (the "Contracts") described in this Prospectus provide for the accumulation of Contract Value on a fixed or variable basis and payment of annuity payments on a fixed and variable basis. The Contracts are designed for use by individuals in retirement plans on a Qualified or Non-Qualified basis.

The Contract permits you to invest in and receive retirement benefits in up to 3
Fixed Account Options and/or an array of up to     Variable Account Options
described in this prospectus.

--------------------------------------------------------------------------------

American General Annuity Insurance Company (the "Company") is a member of the Insurance Marketplace Standards Association (IMSA). IMSA is a voluntary membership organization created by the life insurance industry to promote ethical market conduct for individual life insurance and annuity products. The Company's membership in IMSA applies to the Company only and not to its products or affiliates.

The Contracts are not deposits or obligations of, or guaranteed or endorsed by Bank One Corporation or any of its affiliates or correspondents, and are not federally insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board, or any other agency. Investment in the Contracts is subject to risk that may cause the value of the contract owner's investment to fluctuate, and when the Contracts are surrendered, the value may be higher or lower than the Purchase Payments.

This Prospectus provides you with information you should know before investing in the Contract. This prospectus is accompanied by the current prospectuses for the mutual fund options described in this prospectus. Please read and retain each of these prospectuses for future reference.

A Statement of Additional Information, dated                    , 1999, has been
filed with the Securities and Exchange Commission ("SEC") and is available along with other related materials at the SEC's internet web site (http://www.sec.gov.). This Statement of Additional Information contains additional information about the Contract and is part of this prospectus. For a free copy, complete and return the form contained in the back of this prospectus or call 1-800-424-4990.

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER CONTAINED IN THIS PROSPECTUS, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION TO ANY PERSON TO WHOM SUCH OFFER WOULD BE UNLAWFUL THEREIN.

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES. ALSO, IT HAS NOT PASSED ON WHETHER THIS PROSPECTUS IS ADEQUATE OR ACCURATE. IT IS A CRIMINAL OFFENSE TO STATE OTHERWISE.

                               TABLE OF CONTENTS

                                                     PAGE
                                                     ----
ABOUT THE PROSPECTUS...............................     1

PROFILE OF THE CONTRACT............................     2
    Fixed and Variable Options.....................     2
    Guaranteed Death Benefit.......................     4
    Transfers......................................     4
    Fees and Charges...............................     4
    Payout Options.................................     4
    Federal Tax Information........................     4
    Purchase Requirements..........................     4

FEE TABLE..........................................     5

SELECTED PURCHASE UNIT DATA........................     9

GENERAL INFORMATION................................    10
    About the Contract.............................    10
    About AGAIC....................................    10
    About AGA Separate Account A...................    10
    Units of Interest..............................    10

VARIABLE ACCOUNT OPTIONS...........................    11
    Summary of Funds...............................    11

PURCHASE PERIOD....................................    13
    Purchase Payments..............................    13
    Right to Return................................    13
    Purchase Units.................................    13
    Calculation of Purchase Unit Value.............    13
    Choosing Investment Options....................    14
         Fixed Account Options.....................    14
         Variable Account Options..................    14
    Stopping Purchase Payments.....................    14

TRANSFERS BETWEEN INVESTMENT OPTIONS...............    15
    During the Purchase Period.....................    15
    During the Payout Period.......................    15
    Communicating Transfer or Reallocation
      Instructions.................................    15
    Sweep Account Program..........................    16
    Effective Date of Transfer.....................    16
    Reservation of Rights..........................    16
    Dollar Cost Averaging Program..................    16
    Portfolio Rebalancing Program..................    17

FEES AND CHARGES...................................    18
    Account Maintenance Fee........................    18
    Surrender Charge...............................    18
         Amount of Surrender Charge................    18
         10% Free Withdrawal.......................    18
         Exceptions to Surrender Charge............    18
    Premium Tax Charge.............................    18
    Separate Account Charges.......................    18
    Fund Annual Expense Charges....................    19
    Other Tax Charges..............................    19

PAYOUT PERIOD......................................    20
    Fixed Payout...................................    20
    Variable Payout................................    20
    Combination Fixed and Variable Payout..........    20
    Payout Date....................................    20
    Payout Options.................................    20
    Payout Information.............................    21

                                                     PAGE
                                                     ----

SURRENDER OF ACCOUNT VALUE.........................    22
    When Surrenders are Allowed....................    22
    Amount That May Be Surrendered.................    22
    Surrender Restrictions.........................
    Partial Surrender..............................    22
    Systematic Withdrawal Program..................    22
    Distributions Required By Federal Tax Law......    22
    Exchange Privilege.............................    23

EXCHANGE PRIVILEGE.................................    23
    Restrictions on Exchange Privilege.............    23
    Charges and Taxes..............................    23

DEATH BENEFITS.....................................    24
    Beneficiary Information........................    24
    Special Information for Individual Non-Tax
      Qualified Contracts..........................    24
    Joint Owner Spousal Election Information.......    24
    Death Benefit..................................    24
    During the Payout Period.......................    24

HOW TO REVIEW INVESTMENT PERFORMANCE OF SEPARATE
  ACCOUNT DIVISIONS................................    25
    Types of Investment Performance Information
      Advertised...................................    25
      Total Return Performance Information.........    25
      Standard Average Annual Total Return.........    25
      Nonstandard Average Annual Total Return......    25
      Cumulative Total Return......................    25
      Annual Change in Purchase Unit Value.........    25
      Cumulative Change in Purchase Unit Value.....    26
      Total Return Based on Different Investment
         Amounts...................................    26
      An Assumed Account Value of $10,000..........    26
    Yield Performance Information..................    26

DIVISIONS OTHER THAN MONEY MARKET FUND DIVISIONS...    26

PERFORMANCE INFORMATION............................    26
    Average Annual Total Return, Cumulative Return
      and Annual and Cumulative Change in Purchase
      Unit Value Tables............................    26

OTHER CONTRACT FEATURES............................    27
    Change of Beneficiary..........................    27
    Cancellation -- The 10 Day "Free Look".........    27
    We Reserve Certain Rights......................    27

VOTING RIGHTS......................................    28
    Who May Give Voting Instructions...............    28
    Determination of Fund Shares Attributable to
      Your Account.................................    28
    During Purchase Period.........................    28
    During Payout Period or after a Death Benefit
      Has Been Paid................................    28
    How Fund Shares Are Voted......................    28

FEDERAL TAX MATTERS................................    29
    Type of Plans..................................    29
    Tax Consequences in General....................    29
    Effect of Tax-Deferred Accumulations...........    30
    The Power of Tax-Deferred Growth...............    30

YEAR 2000..........................................    32
    Year 2000 Risks................................    32

ABOUT THE PROSPECTUS
--------------------------------------------------------------------------------

Unless otherwise specified in this prospectus, the words we, our, Company and AGAIC mean American General Annuity Insurance Company. The words you and your, unless otherwise specified in this prospectus, mean the contract owner, annuitant or beneficiary.

We will use a number of other specific terms in this prospectus. We will, when that term is used in the prospectus, provide you with a definition of that term. The terms used in this prospectus for which we will provide you a definition are:

DEFINED TERMS                    PAGE NO.
-------------                    --------
Account Value...............        15
AGA Separate Account A......        31
Annuitant...................      20, 24
Assumed Investment Rate.....        20
Beneficiary.................        24
Contract Anniversary........  4, 15, 18, 24
Contract Owner..............        31
Contract Year...............        18
Divisions...................        25
Fixed Account Options.......        24
Annuity Service Center......        15
Mutual Fund or Fund.........        10
Payout Period...............        15
Payout Unit.................        20
Purchase Payments...........      13, 25
Purchase Period.............        15
Purchase Unit...............        13
Variable Account Options....      11, 24

This prospectus is being given to you to help you make decisions for selecting various investment options and benefits to plan and save for your retirement. It is intended to provide you with information about the Company, the Contract, and saving for your retirement.

The purpose of Variable Account Options and Variable Payout Options is to provide you investment returns which are greater than the effects of inflation. We cannot, however, guarantee that this purpose will be achieved.

This prospectus describes a contract in which units of interest in the AGA Separate Account A are offered. The Contract will allow you to accumulate retirement dollars in Fixed Account Options and/or Variable Account Options. This prospectus describes only the variable aspects of the Contract except where the Fixed Account Options are specifically mentioned.

For specific information about the Variable Account Options, you should refer to the mutual fund prospectuses you have been given with this document. You should keep these prospectuses to help answer any questions you may have in the future.

Following this introduction is a summary of the major features and options of the Contract. This summary is called the "Profile of the Contract." It is intended to provide you with a brief overview of those sections discussed in more detail in this prospectus.

PROFILE OF THE CONTRACT
--------------------------------------------------------------------------------

The Contract is a combination fixed and variable annuity that offers you a wide choice of investment options and flexibility. A summary of the Contract's major features is presented below. For a more detailed discussion of the Contract, please read the entire prospectus carefully.

FIXED AND VARIABLE OPTIONS

The Contract offers a choice from among   Variable Account Options. The Contract
also offers three Fixed Account Options, two of which, the DCA One Year Guarantee Period Option and the DCA Six Month Guarantee Period Option, are available only for dollar cost averaging. See the "Dollar Cost Averaging Program" section of this prospectus.

--------------------------------------------------------------------------------

                    FIXED ACCOUNT
                    OPTIONS
-------------------------------------------------------------------------------------------------------------------------
FIXED               One Year Guarantee          Guaranteed current interest income                 --
OPTIONS             Period
                    -----------------------------------------------------------------------------------------------------
                    DCA One Year Guarantee      Guaranteed current interest income                 --
                    Period
                    -----------------------------------------------------------------------------------------------------
                    DCA Six Month               Guaranteed current interest income                 --
                    Guarantee Period
-------------------------------------------------------------------------------------------------------------------------
                    VARIABLE ACCOUNT            INVESTMENT STRATEGY                                ADVISER
                    OPTIONS
-------------------------------------------------------------------------------------------------------------------------
EQUITY              [INFORMATION ON VARIABLE ACCOUNT OPTIONS TO BE PROVIDED]
FUNDS
                    -----------------------------------------------------------------------------------------------------
                    -----------------------------------------------------------------------------------------------------
                    -----------------------------------------------------------------------------------------------------
                    -----------------------------------------------------------------------------------------------------
                    -----------------------------------------------------------------------------------------------------
                    -----------------------------------------------------------------------------------------------------
                    -----------------------------------------------------------------------------------------------------
                    -----------------------------------------------------------------------------------------------------
                    -----------------------------------------------------------------------------------------------------
                    -----------------------------------------------------------------------------------------------------
                    -----------------------------------------------------------------------------------------------------
                    -----------------------------------------------------------------------------------------------------
                    -----------------------------------------------------------------------------------------------------

------------------------------------------------------------
FIXED                --
OPTIONS
                    ------------------------------------------------------------
                     --
                    ---------------------------------------------------------------------------------------------------
                     --
-------------------------------------------------------------------------------------------------------------------------
                     SUB-ADVISER
-------------------------------------------------------------------------------------------------------------------------
EQUITY
FUNDS
                    -----------------------------------------------------------------------------------------------------
                    -----------------------------------------------------------------------------------------------------
                    -----------------------------------------------------------------------------------------------------
                    -----------------------------------------------------------------------------------------------------
                    -----------------------------------------------------------------------------------------------------
                    -----------------------------------------------------------------------------------------------------
                    -----------------------------------------------------------------------------------------------------
                    -----------------------------------------------------------------------------------------------------
                    -----------------------------------------------------------------------------------------------------
                    -----------------------------------------------------------------------------------------------------
                    -----------------------------------------------------------------------------------------------------
                    -----------------------------------------------------------------------------------------------------
                    -----------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
                    VARIABLE ACCOUNT            INVESTMENT STRATEGY                                ADVISER
                    OPTIONS
-------------------------------------------------------------------------------------------------------------------------
                    -----------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
                    -----------------------------------------------------------------------------------------------------
                    -----------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
INCOME FUNDS
                    -----------------------------------------------------------------------------------------------------
                    -----------------------------------------------------------------------------------------------------
                    -----------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
SPECIALTY FUNDS
                    -----------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
MONEY MARKET FUND
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
                     SUB-ADVISER
-------------------------------------------------------------------------------------------------------------------------
                    -----------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
                    -----------------------------------------------------------------------------------------------------
                    -----------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
INCOME FUNDS
                    -----------------------------------------------------------------------------------------------------
                    -----------------------------------------------------------------------------------------------------
                    -----------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
SPECIALTY FUNDS
                    -----------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
MONEY MARKET FUND
-------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------

A detailed description of the investment objective of each Fund can be found in the section of the prospectus entitled "Variable Account Options," and also in the current prospectus for each Fund mentioned.

GUARANTEED DEATH BENEFIT

The Contract offers a death benefit equal to the greater of:

- Net Purchase Payments (Purchase Payments less any partial surrenders);

- Account Value as of the end of the Valuation Period immediately following receipt of proof of death and the election of the death benefit payment; or

- The greatest Account Value on any prior Seventh Contract Anniversary plus net Purchase Payments made after such Contract Anniversary.

TRANSFERS

You may transfer money in your account among the Contract's investment options during the Purchase Period free of charge. We reserve the right, however, to impose a fee of $25 or 2% of the amount transferred for each transfer which will be deducted from the amount transferred. During the Purchase Period, you may transfer your Account Values among the Variable Account Options once each day and from the Variable Account Options to the non-DCA Fixed Account Option once every six months.

Once you begin receiving payments from your account (called the Payout Period), you may still transfer funds among the Variable Account Options and from the Variable Account Options to the non-DCA Fixed Account Option.

Transfers can be made by calling the Company's toll-free transfer service at 1-800-424-4990. For more information on account transfers, see the "Transfers Between Investment Options" section in this prospectus.

FEES AND CHARGES

SURRENDER CHARGE

Under some circumstances a surrender charge is made to your account. These situations are discussed in detail in the section of the prospectus entitled "Fees and Charges -- Surrender Charge." When this happens the surrender charge is computed as a percent of the total Purchase Payments withdrawn based on the length of time from when each Purchase Payment was received up to a maximum of 7.0% of Purchase Payments.

Withdrawals are always subject to federal tax restrictions, which generally include a tax penalty on withdrawals made prior to age 59 1/2.

PREMIUM TAX CHARGE

Premium taxes ranging from zero to 3 1/2% are currently imposed by certain states and municipalities on Purchase Payments made under the Contract.

SEPARATE ACCOUNT CHARGES

If you choose a Variable Account Option you will incur a mortality and expense risk fee and an administration fee computed at an aggregate annualized rate of 1.00% and 0.15%, respectively, on the average daily net asset value of the AGA Separate Account A.

FUND ANNUAL EXPENSE CHARGE

A daily charge based on a percentage of each Fund's average daily net asset value is payable by each Fund to its investment adviser. In addition to the management fees, each Fund incurs other operating expenses which may vary.

PAYOUT OPTIONS

When you withdraw your money, you can select from several payout options: a lifetime annuity (which guarantees payment for as long as you live), periodic withdrawals and systematic withdrawals. More information on payout options can be found in the "Payout Period" section of the prospectus.

FEDERAL TAX INFORMATION

Although deferred annuity contracts such as the Contract can be purchased with after-tax dollars, they are also used in connection with retirement programs which receive favorable tax treatment under federal law.

PURCHASE REQUIREMENTS

The minimum initial Purchase Payment for Non-Qualified Contracts and for Qualified Contracts is $15,000. The minimum subsequent Purchase Payment is $1,000 for Non-Qualified Contracts and $250 for Qualified Contracts. The minimum amount per a preauthorized debit Purchase Payment under the Automatic Check Option is $100. More information about the Automatic Check Option can be found in the "Purchase Period" section of this prospectus.

More information on FEES
may be found in the
prospectus under the
headings "FEES AND
CHARGES" AND "FEE TABLE."

For a more detailed
discussion of these income
tax provisions, see the
"FEDERAL TAX MATTERS"
section of the prospectus and
of the Statement of Additional
Information.

CONTRACT ANNIVERSARY --the
date that the contract
is issued and each
yearly anniversary
of that date thereafter.

FEE TABLE
--------------------------------------------------------------------------------
CONTRACT OWNER EXPENSES(1)(2)

  Maximum Surrender Charge                                     7.00%

(as a percentage of the Purchase Payment withdrawn and based on the length of time from when each Purchase Payment was received)

SEPARATE ACCOUNT ANNUAL EXPENSES
(as a percentage of Average Account Value):

  Mortality and Expense Risk Fee                               1.00%
  Administration Fee                                            .15%
                                                              -----
         Total Separate Account Fee                            1.15%

---------------
(1) Premium taxes are not shown here, but may be charged by some states. See:
    "Premium Tax Charge" in this prospectus.

(2) Currently, no transfer fee is imposed on transfers. The Company reserves the right to impose such a fee in the future which will not exceed the lesser of $25 or 2% of the amount transferred. See the "Transfers Between Investment Options" section of this prospectus.

--------------------------------------------------------------------------------

FUND ANNUAL EXPENSES
(as a percentage of net assets):

                                                                                                    TOTAL
                                                                                                    ANNUAL
                                                                MANAGEMENT         OTHER          PORTFOLIO
                                                               FEES (AFTER        EXPENSES         EXPENSES
                                                                 EXPENSE       (AFTER EXPENSE   (AFTER EXPENSE
                            FUND                              REIMBURSEMENT)   REIMBURSEMENT)   REIMBURSEMENT)
                            ----                              --------------   --------------   --------------

[INFORMATION ON VARIABLE ACCOUNT OPTIONS TO BE PROVIDED]


EXAMPLE #1 -- Assuming No Surrender at the End of the Period Shown:
--------------------------------------------------------------------------------

Total Expenses. You would pay the following expenses on a $1,000 investment under the Contract without a surrender charge imposed, invested in a single Separate Account Division as listed below, assuming a 5% annual return on assets:

                                                             1 YEAR   3 YEARS   5 YEARS   10 YEARS
                                                             ------   -------   -------   --------
[INFORMATION ON VARIABLE ACCOUNT OPTIONS TO BE PROVIDED]

EXAMPLE #2 -- Assuming Surrender at the End of the Period Shown:
--------------------------------------------------------------------------------

Total Expenses. You would pay the following expenses on a $1,000 investment under the Contract invested in a single Separate Account Division as listed below, assuming a 5% annual return on assets:

                                                             1 YEAR   3 YEARS   5 YEARS   10 YEARS
                                                             ------   -------   -------   --------
[INFORMATION ON VARIABLE ACCOUNT OPTIONS TO BE PROVIDED]

Note: These examples should not be considered representations of past or future expenses for AGA Separate Account A or for any Fund. Actual expenses may be greater or less than those shown above. Similarly, the 5% annual rate of return assumed in the examples is not an estimate or guarantee of future investment performance. The purpose of the Fee Table above is to help Contract Owners understand the various expenses of AGA Separate Account A and the Funds which are, in effect, passed on to the Contract Owners.

This Fee Table shows all charges and expenses which may be deducted from the assets of AGA Separate Account A and from the Funds in which AGA Separate Account A invests. For a further description of these charges and expenses, see "Fees and Charges" in this prospectus and the descriptions of fees and charges in each of the Fund's prospectuses. Any and all limitations on total charges and expenses are reflected in this Fee Table.

Selected Purchase Unit Data
--------------------------------------------------------------------------------
The Contract is a new variable annuity product; therefore, there is no Selected Purchase Unit Data available at this time.

GENERAL INFORMATION
--------------------------------------------------------------------------------

ABOUT THE CONTRACT

The Contract was developed to help you save money for your retirement. It offers you a combination of fixed and variable options that you can invest in to help you reach your retirement savings goals. Your contributions to the Contract can come from different sources, like payroll deductions or money transfers. Your retirement savings process with the Contract will involve two stages: the Purchase Period; and the Payout Period. The first is when you make contributions into the Contract called "Purchase Payments." The second, is when you receive your retirement payouts. For more information, see "Purchase Period" and "Payout Period" in this prospectus.

You may choose, depending upon your retirement savings goals and your personal risk tolerances, to invest in the Fixed Account Options and/or the Variable Account Options described in this prospectus. When you decide to retire, or otherwise withdraw your money, you can select from a wide array of payout options including both fixed and variable payments. In addition, this prospectus will describe for you all fees and charges that may apply to your participation in the Contract.

ABOUT AGAIC

We are a life insurance company organized in 1944 and located in the State of Texas. Our main business is issuing and offering fixed and variable retirement annuity contracts, like the Contract. Our principal offices are located at 2929 Allen Parkway, Houston, Texas 77019. Our Annuity Service Center is located at 205 E. 10th Avenue, Amarillo, Texas 79101. The Company primarily distributes its annuity contracts through financial institutions, general agents, and specialty brokers.

The Company is a wholly owned subsidiary of Western National Corporation. Effective February 25, 1998, Western National Corporation became a wholly-owned subsidiary of AGC Life Insurance Company, a subsidiary of American General Corporation. On this date the Company changed its name from Western National Life Insurance Company to American General Annuity Insurance Company. Members of the American General Corporation group of companies operate in each of the 50 states, the District of Columbia, and Canada and collectively provide financial services with activities heavily weighted toward insurance.

The Company will pay registered representatives who sell the Contracts a commission. Currently, the commission paid by the Company will be no greater than 6.5% of Purchase Payments. In addition, the Company will pay registered representatives a certain amount based on accumulation of assets. The commissions paid by the Company are for certain promotional and distribution expenses associated with the marketing of the Contracts.

The Company is a member of the Insurance Marketplace Standards Association
(IMSA). IMSA is a voluntary membership organization created by the life insurance industry to promote ethical market conduct for individual life insurance and annuity products. The Company's membership in IMSA applies to the Company only and not its products or affiliates.

ABOUT AGA SEPARATE ACCOUNT A

When you direct money to the Contract's Variable Account Options, you will be sending that money through AGA Separate Account A. You do not invest directly in the Mutual Funds made available in the Contract. AGA Separate Account A invests in the Mutual Funds on behalf of your account. AGA Separate Account A is made up
of what we call "Divisions."        Divisions are available and represent the
Variable Account Options in the Contract. Each of these Divisions invests in a different Mutual Fund made available through the Contract. For example, Division
       represents and invests in the        Fund. The earnings (or losses) of
each Division are credited to (or charged against) the assets of that Division, and do not affect the performance of the other Divisions of AGA Separate Account A.

The Company established AGA Separate Account A in 1994 under Texas insurance law. Prior to May 1, 1998, AGA Separate Account A was known as WNL Separate Account A. AGA Separate Account A is registered with the Securities and Exchange Commission (SEC) as a unit investment trust under the Investment Company Act of 1940 (1940 Act). Units of interest in AGA Separate Account A are registered as securities under the Securities Act of 1933.

AGA Separate Account A is administered and accounted for as part of the Company's business operations. However, the income, capital gains or capital losses, whether or not realized, of each Division of AGA Separate Account A are credited to or charged against the assets held in that Division without regard to the income, capital gains or capital losses of any other Division or arising out of any other business the Company may conduct. In accordance with the terms of the Contract, AGA Separate Account A may not be charged with the liabilities of any other Company operation. The Texas Insurance Code requires that the assets of AGA Separate Account A attributable to the Contract be held exclusively for the benefit of the contract owner, annuitants, and beneficiaries of the Contract. When we discuss performance information in this prospectus, we mean the performance of an AGA Separate Account A Division.

UNITS OF INTERESTS

Your investment in a Division of AGA Separate Account A is represented by units of interest issued by AGA Separate Account A. On a daily basis, the units of interests issued by AGA Separate Account A are revalued to reflect that day's performance of the underlying mutual fund minus any applicable fees and charges to AGA Separate Account A.

All inquiries regarding
THE CONTRACT
may be directed to the
Annuity Service Center
at the address shown.

MUTUAL FUND OR FUND --
the investment portfolio(s)
of a registered open-end
management investment
company, which serves as
the underlying investment
vehicle for each Division
represented in AGA
Separate Account A.

For more information about
THE COMPANY, see the Statement
of Additional Information.

VARIABLE ACCOUNT OPTIONS
--------------------------------------------------------------------------------

Each individual Division represents and invests, through AGA Separate Account A, in specific Mutual Funds. These Mutual Funds serve as the investment vehicles for the Contract and include:

[INFORMATION ON VARIABLE ACCOUNT OPTIONS TO BE PROVIDED]

Each of these Funds is registered as a diversified open-end, management investment company and is regulated under the 1940 Act. For complete information about each of these Funds, including charges and expenses, you should refer to the prospectus for that Fund. Additional copies are available from the Company's Annuity Service Center at the address shown in the back of this prospectus.

SUMMARY OF FUNDS

A brief summary of the investment objectives of each Mutual Fund is shown below. These Divisions recently commenced operations. Accordingly, no performance for these Divisions is available. Investment return and principal value will fluctuate with market conditions, and for foreign investments, currencies and the economic and political climates of the countries where investments are made. Past performance cannot predict or guarantee future results.

VARIABLE ACCOUNT
OPTIONS -- investment
options that correspond
to Separate Account
Divisions offered by
the Contract.
Investment returns on
Variable Account
Options may be positive
or negative depending on
the investment
performance of the
underlying Mutual Fund.

[INFORMATION ON VARIABLE ACCOUNT OPTIONS TO BE PROVIDED]

PURCHASE PERIOD
--------------------------------------------------------------------------------

The Purchase Period begins when your first Purchase Payment is made and continues until you begin your Payout Period. The Purchase Period can also end when the Contract is surrendered before the Payout Period.

PURCHASE PAYMENTS
You may establish an account only through a registered representative. Initial Purchase Payments must be received by the Company either with, or after, a completed application is received.

Minimum initial and subsequent Purchase Payments are as follows:

                                   Initial    Subsequent
                                   Purchase    Purchase
          Contract Type            Payment     Payment
---------------------------------  --------   ----------
Non-Qualified Contract             $15,000      $1,000
Qualified Contract                 $15,000      $  250

Subject to the maximum and minimum Purchase Payment requirements, you may make subsequent Purchase Payments and may increase or decrease or change the frequency of such payments. The maximum total Purchase Payments we will accept without our prior approval is $1,000,000.

You may select on your Contract application the Automatic Check Option. The Automatic Check Option allows you to preauthorize debits against a bank account that you indicate on the Preauthorized Debit Form to be sent in with your Contract application. The minimum amount per a preauthorized debit Purchase Payment under the Automatic Check Option is $100.

Purchase Payments are received at the Annuity Service Center. When an initial Purchase Payment is accompanied by an application, within 2 business days we will:

- Accept the Application -- and issue a contract.

- Reject the Application -- and return the Purchase Payment; or

- Request Additional Information -- to correct or complete the application. We will return the Purchase Payments within 5 business days if the requested information is not provided, unless you otherwise so specify.

RIGHT TO RETURN

If for any reason you are not satisfied with your Contract, you may return it to the Company and receive a refund of your Purchase Payments adjusted to reflect investment experience. (In some states, we will return Purchase Payments as required by state law.) To exercise your right to return your Contract, you must mail it directly to the Annuity Service Center or return it to the registered representative through whom you purchased the Contract within 10 days after you receive it. The address for the Annuity Service Center is located in the back of this prospectus. In a few states, this period may be longer.

PURCHASE UNITS

A Purchase Unit is a unit of interest owned by you in your Variable Account Option. Purchase Units apply only to the Variable Account Options selected for your account. Purchase Unit values are calculated at the close of regular trading of the New York Stock Exchange (the "Exchange"), currently 4:00 p.m. New York time (see Calculation of Purchase Unit Value below for more information.) Purchase Units will be credited the same business day if Purchase Payments are received at our Annuity Service Center before the close of the Exchange. If not, they will be calculated and credited the next business day. Purchase Unit values will vary depending on the net investment results of each of the Variable Account Options. This means the value of your Variable Account Option will fluctuate.

CALCULATION OF PURCHASE UNIT VALUE
The Purchase Unit value for a Division is calculated as shown below:
Step 1: Calculate the gross investment rate:

  Gross Investment Rate
= (EQUALS)
  The Division's investment income and capital gains and losses (whether realized or unrealized) on that day from the assets attributable to the Division.
/ (DIVIDED BY)
  The value of the Division for the immediately preceding day on which the values are calculated.

AGA BROKERAGE SERVICES, INC.
("AGA Brokerage"), an affiliate
of AGAIC, acts as the
distributor for AGA
Separate Account A.

AGA BROKERAGE -- our address is
2929 Allen Parkway,
Houston, Texas 77019.

PURCHASE PAYMENTS -- an
amount of money you pay to
the Company to receive the
benefits of an annuity
offered by the Contract.

PURCHASE UNIT -- a
measuring unit used to
calculate your Account
Value during the
Purchase Period. The value
of a Purchase Unit will vary
with the investment experience
of the Separate Account
Division you have selected.

For more information as to
how PURCHASE UNIT VALUES
are calculated, see the
Statement of Additional
Information.

--------------------------------------------------------------------------------

We calculate the gross investment rate as of 4:00 p.m. New York time on each business day when the Exchange is open.
Step 2: Calculate net investment rate for any day as follows:

  Net Investment Rate
= (EQUALS)
  Gross Investment Rate (calculated in Step 1)
- (MINUS)
  Separate Account charges and any income tax charges.

Step 3: Determine Purchase Unit Value for that day.

  Purchase Unit Value for that day.
= (EQUALS)
  Purchase Unit Value for immediate preceding day.
X (MULTIPLIED BY)
  Net Investment Rate (as calculated in Step 2) plus 1.00.

CHOOSING INVESTMENT OPTIONS
There are   investment options offered under the Contract. This includes 3 Fixed
Account Options and   Variable Account Options. The Funds that underlie the
Variable Account Options are registered as investment companies under and are subject to regulation of the 1940 Act. The Fixed Account Options are not subject to regulation under the Act and are not required to be registered under the 1933 Act. As a result, the SEC has not reviewed data in this prospectus that relates to the Fixed Account Options. However, federal securities law does require such data to be accurate and complete.

FIXED ACCOUNT OPTIONS

Each of the Fixed Account Options are part of the Company's general assets. You may allocate all or a portion of your Purchase Payment to the Fixed Account Options listed in "Profile of the Contract" appearing in this prospectus. The One Year Guarantee and Six Month Guarantee Period DCA Fixed Account Options are used exclusively in connection with the Dollar Cost Averaging Program. See the "Dollar Cost Averaging Program" section of this prospectus. Purchase Payments you allocate to these Fixed Account Options are guaranteed to earn at least a minimum rate of interest. Interest is paid on each of the Fixed Account Options at declared rates, which may be different for each option. We bear the entire investment risk for the Fixed Account Option. All Purchase Payments and interest earned on such amounts in your Fixed Account Option will be paid regardless of the investment results experienced by the Company's general assets.

Here is how you may calculate the value of your Fixed Account Option during the Purchase Period:

  Value of Your Fixed Account Options
= (EQUALS)
  All Purchase Payments made to the Fixed Account Options
+ (PLUS)
  Amounts transferred from Variable Account Options to the Fixed
  Account Options
+ (PLUS)
  All interest earned
- (MINUS)
  Amounts transferred or withdrawn from Fixed Account Options
  (including applicable fees and charges)

VARIABLE ACCOUNT OPTIONS
You may allocate all or a portion of your Purchase Payments to the Variable Account Options listed in this prospectus. A complete discussion of each of the Variable Account Options may be found in the "Variable Account Options" section in this prospectus. Based upon a Variable Account Option's Purchase Unit Value your account will be credited with the applicable number of Purchase Units. The Purchase Unit Value of each Variable Account Option will change daily depending upon the investment performance of the underlying fund (which may be positive or negative) and the deduction of AGA Separate Account A charges. See the "Fees and Charges" section in this prospectus. Because Purchase Unit Values change daily, the number of Purchase Units your account will be credited with for subsequent Purchase Payments will vary. Each Variable Account Option bears its own investment risk. Therefore, the value of your account may be worth more or less at retirement or withdrawal.
Here is how to calculate the value of each Variable Account Option in your account during the Purchase Period:

  Value of Your Variable Account Option
= (EQUALS)
  Total Number of Purchase Units
X (MULTIPLIED BY)
  Current Purchase Unit Value

STOPPING PURCHASE PAYMENTS

Purchase Payments may be stopped at any time. Purchase Payments may be resumed at any time before your Contract has been surrendered. While no Purchase Payments are being made, the number of Purchase Units outstanding will remain the same. (This is assuming no transfers or withdrawals are made.) The value of the Purchase Units will continue to vary. Your Account Value will continue to be subject to charges.

If your Account Value falls below $500, and you do not make any Purchase Payments for 180 days we may forward to you, at our discretion, written notice that we will close your Account and pay the Account Value 90 days from the date of notice if additional Purchase Payments are not made in amounts sufficient to increase your Account Value to $500 or more.

TRANSFERS BETWEEN INVESTMENT OPTIONS
--------------------------------------------------------------------------------

You may transfer all or part of your Account Value between the various Fixed Account and Variable Account Options in the Contract subject to the limitations on transfers discussed below. Transfer instructions may be made either in writing or by telephone as discussed below. Transfers may be made during the Purchase Period or during the Payout Period.

DURING THE PURCHASE PERIOD

During the Purchase Period, transfers may be made between the Contract's non-DCA Fixed Account Option and the Variable Account Options free of charge. We reserve the right to impose a fee of the lesser of $25 or 2% of the amount transferred for each transfer (which will be deducted from the amount transferred).

We currently permit transfers among the Variable Account Options once per day and from the Variable Account Options to the non-DCA Fixed Account Option once per a six-month period. We may, however, limit the number of transfers you can make. The minimum amount to be transferred in any one transfer is $250 or the entire amount in the Variable Account Option or non-DCA Fixed Account Option from which the transfer is made. If a transfer request would reduce your Account Value in a Division or the non-DCA Fixed Account Option below $500, we will transfer your entire Account Value in that Division or Fixed Account Option.

Transfers from the non-DCA Fixed Account Option to a Variable Account Option are limited to 20% of the non-DCA Fixed Account Option from which the transfer is made from, determined as of the immediately preceding Contract Anniversary.

We currently do not permit transfers from the Variable Account Options to the DCA One Year Guarantee Period and DCA Six Month Guarantee Period Fixed Account Options. Transfers from the DCA One Year Guarantee Period and DCA Six Month Guarantee Period Fixed Account Options may only be made under the Dollar Cost Averaging Program. See the "Dollar Cost Averaging Program -- section of this prospectus.

DURING THE PAYOUT PERIOD

During the Payout Period, transfers may be made between the Variable Account Options and from the Variable Account Options to the non-DCA Fixed Account Option. We will not permit transfers from any Fixed Account Option during the Payout Period. We reserve the right to impose a fee of the lesser of $25 or 2% of the amount transferred for each transfer (which will be deducted from the amount transferred). The minimum amount to be transferred during the Payout Period is $250.

Transfers during the Payout Period are permitted subject to the following limitations:

                  % OF ACCOUNT                                  OTHER
ACCOUNT OPTION        VALUE             FREQUENCY          RESTRICTIONS(2)
--------------  -----------------  --------------------  --------------------
Variable:          Up to 100%      Unlimited among       The minimum amount
                                   Variable Account      to be transferred is
                                   Options(1). Once per  $250 or the entire
                                   year if the transfer  amount in the
                                   is made to the        Variable Account
                                   non-DCA Fixed         Option if less. The
                                   Account Option.       minimum amount which
                                                         must remain in the
                                                         Variable Account
                                                         Option after a
                                                         transfer is $500 or
                                                         $0 if the entire
                                                         amount of the
                                                         Variable Account
                                                         Option is
                                                         transferred.
Fixed:            Not permitted    --                    --

---------------

(1) AGAIC may change the number of transfers permitted to no more than six (6) transfers per year during the Payout Period.
(2) AGAIC may impose a transfer fee of $25 or 2% of the amount transferred for each transfer above six (6) transfers per year.

COMMUNICATING TRANSFER OR
REALLOCATION INSTRUCTIONS

A written instruction to transfer or reallocate all or part of your Account Value between the various investment options in the Contract should be sent to our Annuity Service Center.

Instructions for transfers or reallocations may be made by calling 1-800-424-4990. Telephone transfers will be allowed unless we have been notified not to accept such telephone instructions. In this event, we must receive written instructions, in order to permit future telephone transfers to be made. Before a transfer will be made by telephone, you must give us the requested identifying information concerning your account(s).

Unless we have been instructed not to accept requests for telephone transfers, anyone may effect a telephone transfer if they furnish the requested information. You will bear any loss resulting from such instructions, whether the caller was specifically authorized by you or not.

No one that we employ or that represents AGAIC may give telephone instructions on your behalf without AGAIC's prior written permission. (This does not apply to a contract with the immediate family of an employee or representative of AGAIC).

We will send you a confirmation of the completed transfer within 5 days from the date of your instruction. When you receive your confirmation, it is your duty to verify the information shown, and advise us of any errors within one business day.

ACCOUNT VALUE -- the total
sum of your Fixed Account
and/or Variable Account
Options that have not yet
been applied to your Payout
Payments.

PURCHASE PERIOD -- the time
between your first Purchase
Payment and your Payout
Period (or surrender).

ANNUITY SERVICE CENTER -- our
Annuity Service Center is
located at 205 E. 10th
Avenue, Amarillo, Texas 79101

CONTRACT ANNIVERSARY -- the date
that the contract is issued
and each yearly anniversary
of that date thereafter.

PAYOUT PERIOD -- the time
that starts when you begin to
withdraw your money in a
steady stream of payments.

--------------------------------------------------------------------------------

You will bear the risk of loss arising from instructions received by telephone. We are not responsible for the authenticity of such instructions. Any telephone instructions which we reasonably believe to be genuine will be your responsibility. This includes losses from errors in communication. Telephone transfer instruction may not be made during the Payout Period. We reserve the right to stop telephone transfers at any time.

SWEEP ACCOUNT PROGRAM

During the Purchase Period you may elect to participate in the Sweep Account Program if your Account Value in the non-DCA Fixed Account Option is at least $25,000 on the date that the request for the Sweep Account Program is received by us at the Annuity Service Center. The Sweep Account Program allows you to transfer the earnings from the non-DCA Fixed Account Option to the Variable Account Options. The transfers can be made on a quarterly, monthly, semi-annual or annual basis. All amounts transferred must be in whole percentages, with a 10% minimum to be transferred to each selected Variable Account Option(s). There is no charge for the Sweep Account Program. We do not take into account transfers made pursuant to the Sweep Account Program in assessing any transfer fee.

EFFECTIVE DATE OF TRANSFER

The effective date of a transfer will be:

- The date of receipt, if received at our Annuity Service Center before the close of regular trading of the Exchange on a day values are calculated; (Normally, this will be 4:00 P.M. New York time); otherwise

- The next date values are calculated.

RESERVATION OF RIGHTS

If a transfer causes your Account Value in the non-DCA Fixed Account Option or a Variable Account Option to fall below $500, we may transfer the remaining Account Value in the same proportions as your transfer request.

We may defer any transfer from the non-DCA Fixed Account Option to the Variable Account Options for up to six months. We also may terminate or restrict transfers at any time.

DOLLAR COST AVERAGING PROGRAM

You may elect the Dollar Cost Averaging Program which permits the systematic transfer of your Account Value from a Fixed Account Option to one or more Variable Account Options. By allocating amounts on a regularly scheduled basis, as opposed to allocating the total amount at one particular time, you may be less susceptible to the effect of market fluctuations. We currently provide three Fixed Account Options, two of which, the DCA One Year Guarantee Period Option and the DCA Six Month Guarantee Period Option, are available only for dollar cost averaging.

We determine the amount of transfers from a DCA Fixed Account Option by dividing the Purchase Payments allocated to that DCA Fixed Account Option by a factor based on the number of months remaining in the term. Transfers from a DCA Fixed Account Option are available on a monthly basis. We require that you specify each allocation to a Variable Account Option in whole percentages using a maximum of 10 Variable Account options. The minimum amount to be transferred into a Variable Account Option is 10% of the entire amount transferred.

We will transfer your entire Account Value in a DCA Fixed Account Option by the expiration of its term. The minimum amount to be transferred under the Dollar Cost Averaging Program is $250 per a transfer. We currently do not permit transfers to the DCA One Year Guarantee Period Option or the DCA Six Month Guarantee Period Option from the Variable Account Options or the non-DCA Fixed Account Option.

You may enroll in dollar cost averaging for the DCA Fixed Account Options only when you make your initial Purchase Payment. There is no charge for dollar cost averaging. We do not take into account transfers made pursuant to the Dollar Cost Averaging Program in assessing any transfer fee.

--------------------------------------------------------------------------------

PORTFOLIO REBALANCING PROGRAM

From time to time, we will make available a portfolio rebalancing program which provides for periodic pre-authorized automatic transfers among the Variable Account Options pursuant to your written allocation instructions. We will make such transfers to maintain a specified percentage allocation of Account Value among the Variable Account Options as selected by you. We require each allocation to a Variable Account Option equal at least 1% of Account Value.

You may elect the portfolio rebalancing program if your Account Value in a Variable Account Option is at least $25,000 on the date that the request for portfolio rebalancing is received by us at the Annuity Service Center. The Company may from time to time reduce or waive the $25,000 Account Value requirement to participate in the portfolio rebalancing program. You may select rebalancing to occur on a monthly, quarterly, semi-annual, or annual basis, and currently, all Variable Account Options are available for portfolio rebalancing. The Fixed Account Options do not participate in portfolio rebalancing.

There is no charge for portfolio rebalancing. We do not take into account transfers made pursuant to the Portfolio Rebalancing Program in assessing any transfer fee.

FEES AND CHARGES
--------------------------------------------------------------------------------

By investing in the Contract, you may be subject to five basic types of fees and charges:

- Surrender Charge
- Premium Tax Charge
- Separate Account Charges
- Fund Annual Expense Charge
- Other Tax Charges

These fees and charges are explained below. For additional information about these fees and charges, see the Fee Table in this prospectus.

SURRENDER CHARGE

When you withdraw money from your account, you may be subject to a surrender charge that will be deducted from the amount withdrawn. For information about your right to surrender, see "Surrender of Account Value" in this prospectus.

It is assumed that the Purchase Payments are withdrawn first under the concept of first-in, first-out. No surrender charge will be applied unless an amount is actually withdrawn.

We calculate the surrender charge by multiplying the applicable percentages specified in the table below by the Purchase Payments withdrawn.

Amount of Surrender Charge

A surrender charge may not be greater than:

   NUMBER OF YEARS
        SINCE
  DATE OF PURCHASE       CHARGE AS PERCENTAGE OF
       PAYMENT          PURCHASE PAYMENT WITHDRAWN
  ----------------      --------------------------
          1                         7%
          2                         7%
          3                         5%
          4                         5%
          5                         4%
          6                         2%
         7+                         0%

10% Free Withdrawal

For each Contract Year after the first Contract Year, up to 10% of the Account Value, determined as of the immediately preceding Contract Anniversary, may be withdrawn once each Contract Year without a surrender charge. The surrender charge will apply to any amount withdrawn that exceeds this 10% limit. The percentage withdrawn will be determined by dividing the amount withdrawn by the Account Value, determined as of the immediately preceding Contract Anniversary, just prior to the withdrawal.

If a surrender charge is applied to all or part of a Purchase Payment, no surrender charge will be applied to such Purchase Payment (or portion thereof) again.

The 10% free withdrawal requires a minimum withdrawal of $100, or if less, the entire Account Value. The minimum amount which must remain in each Division in which you are invested in, after a withdrawal, is $500.

EXCEPTIONS TO SURRENDER CHARGE

No surrender charge will be applied:

- To death benefits;

- To Payout Payments; and

- To partial surrenders through the Systematic Withdrawal Program, in lieu of the 10% free withdrawal, during the first Contract Year, see the "Surrender of Account Value" section of this prospectus.

PREMIUM TAX CHARGE

Taxes on Purchase Payments are imposed by some states, cities, and towns. Currently, rates range from zero to 3 1/2%.

The timing of tax levies varies from one taxing authority to another. If premium taxes are applicable to a Contract, we will deduct such tax against Account Value in a manner determined by us in compliance with applicable state law. We may deduct an amount for premium taxes either upon:

- receipt of the Purchase Payments;

- the commencement of Payout Payments;

- surrender (full or partial); or

- the payment of death benefit proceeds.

SEPARATE ACCOUNT CHARGES

There will be a mortality and expense risk fee and an administration fee applied to AGA Separate Account A. These are daily charges at annualized rates of 1.00% and 0.15%, respectively, on the average daily net asset value of AGA Separate Account A. Each charge is guaranteed and cannot be increased by the Company. The mortality and expense risk fee is to compensate the Company for assuming mortality and expense risks under the Contract. The mortality risk that the Company assumes is the obligation to provide payments during the Payout Period for your life no matter how long that might be. In addition, the Company assumes the obligation to pay during the Purchase Period a death benefit. For more information about the death benefit see the "Death Benefit" section of this prospectus. The expense risk is our obligation to cover the cost of issuing and administering the Contract, no matter how large the cost may be.

The Company may make a profit on the mortality and expense risk fee and on the administration fee.

The administration fee is to reimburse the Company for our administrative expenses under the Contract. This includes the expense of administration and marketing (including but not

CONTRACT ANNIVERSARY --the
date that the contract
is issued and each
yearly anniversary
of that date thereafter.

CONTRACT YEAR -- the first
twelve month period and
then each yearly anniversary
of that period following the
issue date of the contract.

--------------------------------------------------------------------------------

limited to enrollment and Contract Owner education).

For more information about the mortality and expense risk fee and administration fee, see the Fee Table in this prospectus.

FUND ANNUAL EXPENSE CHARGES

Investment management charges based on a percentage of each Fund's average daily net assets are payable by each Fund. Depending on the Variable Account Option selected, the charges will be paid by each Fund to its investment adviser. These charges and other Fund charges and expenses are fully described in the prospectuses for the Funds. These charges indirectly cost you because they lower your return.

OTHER TAX CHARGES

We reserve the right to charge for certain taxes (other than premium taxes) that we may have to pay. This could include federal income taxes. Currently, no such charges are being made.

PAYOUT PERIOD
--------------------------------------------------------------------------------

The Payout Period begins when you decide to withdraw your money in a steady stream of payments. You may apply any portion of your Account Value to one of the types of Payout Options listed below. You may choose to have your Payout Option on either a fixed, a variable, or a combination payout basis. When you choose to have your Payout Option on a variable basis, you may keep the same Variable Account Options in which your Purchase Payments were made, or transfer to different ones.

FIXED PAYOUT

Under Fixed Payout, you will receive payments from the Company. These payments are fixed and guaranteed by the Company. The amount of these payments will depend on:

  - Type and duration of Payout Option chosen;

  - Your age or your age and the age of your survivor(2);

  - Your sex or your sex and the sex of your survivor(1)(2);

  - The portion of your Account Value being applied; and

  - The payout rate being applied and the frequency of the payments.

(1) This applies only to joint and survivor payouts.

(2) Not applicable for certain Contracts.

VARIABLE PAYOUT

With a Variable Payout, you may select from your existing Variable Account Options. Your payments will vary accordingly. This is due to the varying investment results that will be experienced by each of the Variable Account Options you selected. The Payout Unit Value is calculated just like the Purchase Unit Value for each Variable Account Option except that the Payout Unit Value includes a factor for the Assumed Investment Rate. For additional information on how Payout Payments and Payout Unit Values are calculated, see the Statement of Additional Information.

In determining your first Payout Payment, an Assumed Investment Rate of 3% is used. If the net investment experience of the Variable Account Option exceeds the Assumed Investment Rate, your next payment will be greater than your first payment. If the investment experience of the Variable Account Option is lower than your Assumed Investment Rate, your next payment will be less than your first payment.

COMBINATION FIXED AND VARIABLE
PAYOUT

With a Combination Fixed and Variable Payout, you can divide your Account Value between:

  - Variable Payout (payments will vary); and

  - Fixed Payout (payment is fixed and guaranteed).

PAYOUT DATE

The Payout Date is the date elected by you on which your payout payments will start and is subject to our approval. For non-qualified contracts, the Payout Date may begin at any time prior to your 85th birthday or ten years after we issue the Contract. Generally, for qualified contracts, the Payout Date may begin when you attain age 59 1/2 or separate from service, but must begin no later than April 1 following the calendar year you reach age 70 1/2 or the calendar year in which you retire. However, the date may be later for participants in 403(b) plans. Non-qualified annuities do not have a specific date. For additional information on the minimum distribution rules that apply to payments under IRA or 403(b) plans, see "Federal Tax Matters" in this prospectus and in the Statement of Additional Information.

PAYOUT OPTIONS

You may specify the manner in which your Payout Payments are made. You may select one of the following options:

  - LIFE ONLY -- payments are made only to you during your lifetime. Under this option there is no provision for a death benefit for the beneficiary. For example, it would be possible under this option for the Annuitant to receive only one payout payment if he died prior to the date of the second payment, two if he died before the third payment.

  - LIFE WITH PERIOD CERTAIN -- payments are made to you during your lifetime; but if you die before the guaranteed period has expired, your beneficiary will receive payments for the rest of your guaranteed period.

ANNUITANT -- the individual,
(in most cases this person is
you) to whom Payout
Payments will be paid. The
Annuitant is also the
measuring life for the Contract.

PAYOUT UNIT -- a measuring
unit used to calculate Payout
Payments from your Variable
Account Option. Payout Unit
values will vary with the
investment experience of the
AGA Separate Account A
Division you have selected.

ASSUMED INVESTMENT
RATE -- the rate used to
determine your first monthly
Payout Payment per
thousand dollars of Account
Value in your Variable
Account Option(s).

--------------------------------------------------------------------------------

   - JOINT AND SURVIVOR LIFE -- payments are made to you during the joint lifetime of you and your joint annuitant. Upon the death of either you or your joint annuitant, payments continue during the lifetime of the survivor. This option is designed primarily for couples who require payouts during their joint lives and are not concerned with providing for beneficiaries at death of the last survivor. For example, it would be possible under this option for the Joint Annuitants to receive only one payment if both Annuitants died prior to the date of the second payment. Additionally, it would be possible for the Joint Annuitants to receive only one payment and the surviving Annuitant to receive only one payment if one Annuitant died prior to the date of the second payment and the surviving Annuitant dies prior to the date of the third payment.

   PAYOUT INFORMATION

   Once your Payout Payments have begun, the option you have chosen may not be changed. Any one of the Variable Account Options may result in your receiving unequal payments during your life expectancy. If payments begin before age
   59 1/2, you may suffer unfavorable tax consequences if you do not meet an exception to federal tax law. See "Federal Tax Matters" in this prospectus.

   Your Payment Option should be selected at least 15 days before your Payout Date. If such selection is not made and state or federal law does not require the selection of the Joint and Survivor Life Option:

  - Payments will be made under the Life with Period Certain Option,

  - The payments will be guaranteed for a 10 year period,

  - The payments will be based on the allocation used for your Account Value,

  - The non-DCA Fixed Account Option will be used to distribute payments to you on a Fixed Payout basis, and

  - Variable Account Options will be used to distribute payments to you on a Variable Payout basis.

  Most Payout Payments are made monthly; however, Payout Payments may also be made as quarterly, semiannual or annual installments. If you have chosen either a Fixed or Variable Payout Option and if the amount of your payment is less than $200, we reserve the right to reduce the number of payments made each year so each of your payments is at least $200. If you have chosen a combination of Fixed and Variable Payout Options and the amount of your payment is less than $100, we reserve the right to reduce the number of payments made each year so each of your payments is at least $100.

For more information about
PAYOUT OPTIONS
available under the Contract,
see the "Statement of
Additional Information".

SURRENDER OF ACCOUNT VALUE
--------------------------------------------------------------------------------

WHEN SURRENDERS ARE ALLOWED

You may withdraw all or part of your Account Value at any time before the Payout Period begins if:

  - allowed under federal and state law; and

  - allowed under your retirement plan.

For an explanation of charges that may apply if you surrender your Account Value, see "Fees and Charges" in this prospectus.

You may be subject to a 10% federal tax penalty for partial or total surrenders made before age 59 1/2, see "Federal Tax Matters" in this prospectus.

AMOUNT THAT MAY BE SURRENDERED

The amount that may be surrendered at any time can be determined as follows:

                                               Your
                                              Account
       Allowed                               Value(1)
      Surrender                              - (MINUS)
        Value                             Any Applicable
                          = (EQUALS)         Surrender
                                            Charge, any
                                         applicable taxes
                                            and Account
                                          Maintenance Fee

  (1) Equals the Account Value next computed after your properly completed request for surrender is received at the Annuity Service Center.

There is no guarantee that the Surrender Value in a Variable Account Option will ever equal or exceed the total amount of your Purchase Payments received by us.

We will mail to you the Surrender Value within 7 calendar days after we receive your properly completed surrender request at the Annuity Service Center. However, we may be required to suspend or postpone payments if redemption of an underlying Fund's shares have been suspended or postponed. See your current Fund(s)' prospectuses for a discussion of the reasons why the redemption of shares may be suspended or postponed.

We may receive a surrender for a Purchase Payment which has not cleared the banking system. We may delay payment of that portion of your Surrender Value until the check clears. The rest of the Surrender Value will be processed as usual.

SURRENDER RESTRICTIONS

Generally, Internal Revenue Code Section 403(b)(11) permits total or partial distributions from a 403(b) contract only on account of hardship (employee contributions only without accrued interest), attainment of age 59 1/2, separation from service, death or disability.

Under the TEXAS STATE OPTIONAL RETIREMENT PROGRAM, and in many Section 403(b) contracts, no surrender or partial surrender will be allowed except for termination of employment, retirement or death.

PARTIAL SURRENDER

You may request a partial surrender of your Account Value at any time during the Purchase Period. A partial surrender plus any surrender charge will reduce your Account Value.

To process your partial surrender, you may specify the Account Value that should be deducted from each investment option. If you fail to provide us with this information, we may deduct the partial surrender from each investment option in which your Account Value is held on a pro rata basis.

The minimum partial surrender we will allow is $100 or your entire Account Value, if less.

We reserve the right to defer the payment of a partial surrender from the non-DCA Fixed Account Option for up to six months. We currently do not permit partial surrenders from the DCA Fixed Account Options.

SYSTEMATIC WITHDRAWAL PROGRAM

The Systematic Withdrawal Program allows you to make withdrawals in a Contract Year of up to 10% of your Account Value without the imposition of a surrender charge. If you withdraw more than 10% of your Account Value, you will be subject to a surrender charge. Account Value, for purposes of the Systematic Withdrawal Program, is determined as of the immediately preceding Contract Anniversary or, if during the first Contract Year, the date we issue you the Contract. See the "Fees and Charges" section in this prospectus.

You may elect to withdraw all or part of your Account Value under a systematic withdrawal method described in your Contract. Withdrawals using this method are eligible for the 10% free withdrawal privilege each Contract Year. The Systematic Withdrawal Program provides for:

  - Payments to be made to you;

  - Payment over a stated period of time;

  - Payment of a stated yearly dollar amount or percentage.

We may require a minimum withdrawal of $100 per a withdrawal under this method. The portion of your account that has not been withdrawn will continue to receive the investment return of the Variable Account Option or the Fixed Account Option which you selected. A systematic withdrawal election may be changed or revoked at no charge. No more than one systematic withdrawal election may be in effect at any one time. We reserve the right to discontinue any or all systematic withdrawals or to change its terms, at any time.

DISTRIBUTIONS REQUIRED BY FEDERAL TAX LAW.

See "Federal Tax Matters" in this prospectus and in the Statement of Additional Information for more information about required distributions imposed by tax law.

For an explanation of possible adverse tax consequences of a surrender, see "Federal Tax Matters" in this prospectus and in the Statement of Additional Information.

EXCHANGE PRIVILEGE
--------------------------------------------------------------------------------

We issue other fixed and/or variable annuity contracts (other contracts) in addition to [PRODUCT NAME]. We will allow you, under certain conditions, to exchange from one of these other contracts to [PRODUCT NAME]. If you elect to exercise an exchange, you should contact our Annuity Service Center at the address shown in the back of this prospectus. An exchange may require the issuance of a contract or may be subject to any other requirements that the Company may impose. Below are certain provisions regarding an exchange into [PRODUCT NAME]. Please carefully read this entire prospectus for a more detailed description of [PRODUCT NAME].

RESTRICTIONS ON EXCHANGE PRIVILEGE

We will impose certain general restrictions and rules on the exchange privileges. Partial exchanges are not permitted.

You will be subject to the rules concerning transfers among investment options as stated in the Transfers Between Investment Options section in this prospectus. We may, at our option, waive any transfer restrictions for a stated period of time. If we waive these transfer restrictions, you will be allowed to exchange to any investment option available in [PRODUCT NAME]. Please read the "Transfers Between Account Options" section in this prospectus.

WE RESERVE THE RIGHT TO TERMINATE, MODIFY OR SUSPEND THESE EXCHANGE PRIVILEGES AT ANY TIME.

CHARGES AND TAXES

While we impose no fee for an exchange, you will be subject to all of the fees and charges stated in this prospectus. These fees and charges may include a surrender charge, mortality and expense risk fee, administrative fee and certain other fees and charges. These charges will be incurred even though you may not have them on the contract you were in before your exchange into [PRODUCT NAME]. Please read the "Fees and Charges" section of this prospectus.

Please read the "Federal Tax Matters" section in this prospectus for information about the federal income tax treatment of [PRODUCT NAME].

DEATH BENEFITS
--------------------------------------------------------------------------------

The Contract will pay a death benefit during either the Purchase Period or the Payout Period. How the death benefit will be paid is discussed below. The death benefit provisions in the Contract may vary from state to state.

BENEFICIARY INFORMATION

The Beneficiary may receive death benefits:

- In a lump sum; or

- Payment of the entire death benefit within 5 years of the date of death; or

- In the form of an annuity under any of the Payout Options stated in the Payout Period section of this prospectus subject to the restrictions of that Payout Option.

Payment of any death benefits must be within the time limits set by federal tax law.

SPECIAL INFORMATION FOR NON-TAX QUALIFIED CONTRACTS

It is possible that the Contract Owner and the Annuitant under a Non-Qualified Contract are not the same person. If this is the case, and the Contract Owner dies, death benefits must be paid:

- commencing within 5 years of the date of death; or

- beginning within 1 year of the date of death under:

  - a life annuity with or without a period certain, or

  - an annuity for a designated period not extending beyond the life expectancy of the Beneficiary.

JOINT OWNER SPOUSAL ELECTION INFORMATION

The Beneficiary will receive the Death Benefit payout if:

- the Contract Owner dies before the Payout Date, or

- the Annuitant dies during the Annuity Period.

If the Annuitant dies before the Annuity date, the Owner may designate a new Annuitant or become the Annuitant.

With regard to Joint Owners of a Non-Qualified Contract, the Death Benefit is payable upon the death of either Owner during the Purchase Period. However, in the event of your death where the sole Beneficiary of the Non-Qualified Contract is your spouse, your spouse may continue the Contract as Owner, in lieu of receiving the Death Benefit.

DURING THE PURCHASE PERIOD

If death occurs at the age of 85 or younger, then the Death Benefit during the Purchase Period will be the greater of:

 - Your Account Value on the date both proof of death and election of the payment method are received by the Company at its Annuity Service
   Center;
 - 100% of Purchase Payments (to Fixed and/or
   Variable Account Options)
  - (MINUS)
  Amount of all prior withdrawals, charges and any portion of Account Value applied under a Payout
  Option;
  OR
 - The greatest Account Value on any prior Seventh
   Contract Anniversary plus any Purchase Payment made after such Contract Anniversary
  - (MINUS)
  Amount of all prior withdrawals, charges and any portion of Account Value applied under a Payout
  Option made after such Contract Anniversary.

If death occurs at the age of 86 or older, than the Death Benefit during the Purchase Period will be:

  Your Account Value on the date both proof of death and election of the payment method are received by the Company at its Annuity Service
  Center.

DURING THE PAYOUT PERIOD

If the Annuitant dies during the Payout Period, your Beneficiary may receive any continuing payments under the Payout Option that you selected. The Payout Options available in the Contract are described in the "Payout Period" section of this prospectus.

BENEFICIARY -- the person
designated to receive Payout
Payments or the Account Value
upon the death of
an Annuitant or the Owner.

ANNUITANT -- the individual,
(in most cases this person is
you) to whom Payout
Payments will be paid. The
Annuitant is also the
measuring life for the Contract.

FIXED ACCOUNT OPTIONS -- a
particular subaccount into
which your Purchase
Payments and Account Value
may be allocated to fixed
investment options.  Currently,
there are three Fixed
Account Options: the non-DCA
Fixed Account Option; the DCA
Six Month Guarantee Period
Option; and the DCA One Year
Guarantee Period Option. The
non-DCA Fixed Account Option
is guaranteed to earn at least a
minimum rate of interest.

VARIABLE ACCOUNT
OPTIONS -- investment
options that correspond
to Separate Account
Divisions offered by
the Contract.
Investment returns on
Variable Account
Options may be positive
or negative depending on
the investment
performance of the
underlying Mutual Fund.

CONTRACT ANNIVERSARY --the
date that the contract
is issued and each
yearly anniversary
of that date thereafter.

HOW TO REVIEW INVESTMENT PERFORMANCE
OF SEPARATE ACCOUNT DIVISIONS
--------------------------------------------------------------------------------

We will advertise information about the investment performance of AGA Separate Account A Divisions. Our advertising of past investment performance results does not mean that future performance will be the same. The performance information will not predict what your actual investment experience will be in that Division or show past performance under an actual contract. We may also show how the Divisions rank on the basis of data compiled by independent ranking services.

TYPES OF INVESTMENT PERFORMANCE
INFORMATION ADVERTISED

We may advertise the Division's Total Return Performance information and Yield Performance information.

TOTAL RETURN PERFORMANCE INFORMATION

Total Return Performance Information is based on the overall dollar or percentage change in value of an assumed investment in a Division over a given period of time.

There are seven ways Total Return Performance Information may be advertised:

  - Standard Average Annual Total Return
  - Nonstandard Average Annual Total Return
  - Cumulative Total Return
  - Annual Change in Purchase Unit Value
  - Cumulative Change in Purchase Unit Value
  - Total Return Based on Different Investment Amounts
  - An Assumed Account Value of $10,000

Each of these is described below.

STANDARD AVERAGE ANNUAL TOTAL RETURN

Standard Average Annual Total Return shows the average percentage change in the value of an investment in the Division from the beginning to the end of a given historical period. The results shown are after all charges and fees have been applied against the Division. This will include account maintenance fees and surrender charges that would have been deducted if you surrendered the Contract at the end of each period shown. Premium taxes are not deducted. This information is calculated for each Division based on how an initial assumed payment of $1,000 performed at the end of 1, 3, 5 and 10 year periods.

The return for periods of more than one year are annualized to obtain the average annual percentage increase (or decrease) during the period. Annualization assumes that the application of a single rate of return each year during the period will produce the ending value, taking into account the effect of compounding.

NONSTANDARD AVERAGE ANNUAL TOTAL RETURN

Nonstandard Average Annual Total Return is calculated in the same manner as the Standard Average Annual Total Return. However, Nonstandard Average Annual Total Return shows only the historic investment results of the Division. Account maintenance fees, surrender charges and premium taxes are not deducted. The SEC staff takes the position that performance information of an underlying Fund reduced by Account fees for a period prior to the inception of the corresponding Division is nonstandard performance information regardless of whether all Account fees and charges are deducted.

CUMULATIVE TOTAL RETURN

Cumulative Total Return assumes the investment in the Contract will stay in the Division beyond the time that a surrender charge would apply. It may be calculated for 1, 3, 5 and 10 year periods. It is based on an assumed initial investment of $10,000. The Cumulative Return will be calculated without deduction of account maintenance fees, surrender charges or premium taxes.

ANNUAL CHANGE IN PURCHASE UNIT VALUE

Annual Change in Purchase Unit Value is a percentage change during a one year period. This is calculated as follows:

  - The Purchase Unit Value at the start of the year is subtracted from the Purchase Unit Value at the end of the year;

  - The difference is divided by the Purchase Unit Value at the start of the year.

Account maintenance fees, surrender charges and premium taxes are not deducted. The effect of these charges, if deducted, would reduce the Division's Annual Change in Purchase Unit Value.

DIVISIONS -- subaccounts of
AGA Separate Account A
which represent the Variable
Account Options in the
Contract. Each Division
invests in a different mutual
fund, each having its own
investment objective and
strategy.

PURCHASE PAYMENTS -- an
amount of money you pay to
the Company to receive the benefits
of an annuity Contract offered
by the Contract.

For more information on how
TOTAL RETURN PERFORMANCE
INFORMATION is calculated,
see the Statement of
Additional Information.

--------------------------------------------------------------------------------

CUMULATIVE CHANGE IN PURCHASE UNIT VALUE

Cumulative Change in Purchase Unit Value is a percentage change from the beginning to the ending of a period usually greater than one year. Otherwise, it is calculated in the same way as the Annual Change in Purchase Unit Value.

TOTAL RETURN BASED ON DIFFERENT
INVESTMENT AMOUNTS

We may show total return information based on different investment amounts. For example, we may show $200 a month for 10 years, or $100 a month to age 65. Fees may or may not be included. Each performance illustration will explain the Contract charges and fees imposed on the Division.

AN ASSUMED ACCOUNT VALUE OF $10,000

We may show annual values based on an initial investment of $10,000. This will not reflect any deduction for account maintenance fees, surrender charges and premium taxes.

YIELD PERFORMANCE INFORMATION

We may advertise Yield Performance, at a given point in time. A Division's yield is one way of showing the rate of income the Division is earning as a percentage of the Division's Purchase Unit Value.

DIVISIONS OTHER THAN MONEY MARKET FUND DIVISIONS

We may advertise the standardized yield performance for each Division. The yield for each Division will be determined as follows:

  - We will subtract the account maintenance fee from the average daily net investment income per Purchase Unit;

  - We will divide the remainder by the Purchase Unit Value on the last day of the period; and

  - We will annualize the result.

PERFORMANCE INFORMATION:

AVERAGE ANNUAL TOTAL RETURN, CUMULATIVE RETURN AND ANNUAL AND CUMULATIVE CHANGE IN PURCHASE UNIT VALUE TABLES.

In the sections above we have described a number of ways we may advertise information about the investment performance of AGA Separate Account A Divisions.

The information presented does not reflect the advantage under the Contract of deferring federal income tax on increases in Account Value due to earnings attributable to Purchase Payments (see "Federal Tax Matters" in this prospectus and in the Statement of Additional Information.) The information presented also does not reflect the advantage under Qualified Contracts of deferring federal income tax on Purchase Payments.

OTHER CONTRACT FEATURES
--------------------------------------------------------------------------------

CHANGE OF BENEFICIARY

The Beneficiary (if not irrevocable) may usually be changed at any time.

The right to name or change a Beneficiary may be subject to approval by the spouse. Also, the right to name a Beneficiary other than the spouse may be subject to certain tax laws and regulations.

If the Owner dies, and there is no Beneficiary, any death benefit will be payable to the Owner's estate.

If a Beneficiary dies while receiving payments, and there is no co-Beneficiary to continue to receive payments, any amount still due will be paid to the Beneficiary's estate.

CANCELLATION -- THE 10 DAY "FREE LOOK"

You may cancel the Contract by returning it to the Company within 10 days after delivery. A longer period will be allowed if required under state law. A refund will be made to you within 7 days after receipt of the Contract within the required period. The refund amount will be your Purchase Payment, adjusted to reflect investment experience.

WE RESERVE CERTAIN RIGHTS

We reserve the right to:
  - Amend the Contract to conform with substitutions of investments;

  - Amend the Contract to comply with tax or other laws;

  - Operate AGA Separate Account A as a management investment company under the 1940 Act, in consideration of an investment management fee or in any other form permitted by law; and

  - Deregister AGA Separate Account A under the 1940 Act, if registration is no longer required.

VOTING RIGHTS
--------------------------------------------------------------------------------

As discussed in the "About AGA Separate Account A" section of this prospectus, AGA Separate Account A holds on your behalf shares of the Funds which comprise the Variable Account Options. From time to time the Funds are required to hold a shareholder meeting to obtain approval from their shareholders for certain matters. As a Contract Owner, you may be entitled to give voting instructions to us as to how AGA Separate Account A should vote its Fund shares on these matters. Those persons entitled to give voting instructions will be determined before the shareholders meeting is held. For more information about these shareholder meetings and when they may be held, see the Funds' prospectuses.

WHO MAY GIVE VOTING INSTRUCTIONS

In most cases during the Purchase Period, you will have the right to give voting instructions for the shareholder meetings. Contract Owners will instruct AGA Separate Account A in accordance with these instructions. You will receive proxy material and a form on which voting instructions may be given before the shareholder meeting is held.

[YOU WILL NOT HAVE THE RIGHT TO GIVE VOTING INSTRUCTIONS IF THE CONTRACT WAS ISSUED IN CONNECTION WITH A NONQUALIFIED AND UNFUNDED DEFERRED COMPENSATION PLAN.]

DETERMINATION OF FUND SHARES
ATTRIBUTABLE TO YOUR ACCOUNT

During Purchase Period

The number of Fund shares attributable to your account will be determined on the basis of the Purchase Units credited to your account on the record date set for the Fund shareholder meeting.

During Payout Period or after a Death
Benefit Has Been Paid

The number of Fund shares attributable to your account will be based on the liability for future variable annuity payments to your payees on the record date set for the Fund shareholder meeting.

HOW FUND SHARES ARE VOTED

The Funds which comprise the Variable Account Options in the Contract may have a number of shareholders including AGA Separate Account A, the Company, other affiliated insurance company separate accounts and retirement plans within the American General group of companies and public shareholders.

AGA Separate Account A will vote all of the shares of the Funds it holds based on, and in the same proportion as, the instructions given by all the Contract Owners invested in that Fund entitled to give instructions at that shareholder meeting. AGA Separate Account A will vote the shares of the Funds it holds for which it receives no voting instruction in the same proportion as the shares for which voting instructions have been received.

The Company will vote the shares of the Funds it holds based on, and in the same proportion as, the voting instructions received from Contract Owners.

In the future, we may decide how to vote the shares of the Company or AGA Separate Account A in a different manner if permitted at that time under federal securities law.

CONTRACT OWNER -- the person
entitled to the ownership rights
as stated in this prospectus.

AGA SEPARATE
ACCOUNT A -- a segregated
asset account established by
the Company under the Texas
Insurance Code. The purpose
of AGA Separate Account A
is to receive and invest your
Purchase Payments and
Account Value in the Variable
Account Options you have
selected.

FEDERAL TAX MATTERS
--------------------------------------------------------------------------------

The Contract provides tax-deferred accumulation over time, but is subject to federal income and excise taxes, mentioned briefly below. You should refer to the Statement of Additional Information for further details. Section references are to the Internal Revenue Code ("Code"). We do not attempt to describe any potential estate or gift tax, or any applicable state, local or foreign tax law other than possible premium taxes mentioned under "Premium Tax Charge." Remember that future legislation could modify the rules discussed below, and always consult your personal tax adviser regarding how the current rules apply to your specific situation.

TYPE OF PLANS

Tax rules vary, depending on whether the Contract is offered under your employer's tax-qualified retirement program or 408(b) IRA, or is instead a nonqualified Contract. The Contract is used under the following types of retirement arrangements:

  - Section 403(b) annuities for employees of public schools and
     Section 501(c)(3) tax-exempt
     organizations;

  - Section 408(b) individual retirement annuities.

The foregoing Contracts are "Qualified Contracts." Certain series of the Contract may also be available through a nondeductible Section 408A "Roth" individual retirement annuity.

Note that the specific terms of the governing employer plan may limit rights and options otherwise available under a Contract.

In addition, the Contract is also available through "Non-Qualified Contracts." Such Non-Qualified Contracts generally include unfunded, nonqualified deferred compensation plans of corporate employers, as well as individual annuity contracts issued to individuals outside of the context of any formal employer or employee retirement plan or arrangement. Non-Qualified Contracts generally may invest only in mutual funds which are not available to the general public outside of annuity contracts or life insurance contracts.

TAX CONSEQUENCES IN GENERAL

Purchase Payments, distributions, withdrawals, transfers and surrender of a Contract can each have a tax effect, which varies with the governing retirement arrangement. Please refer to the detailed explanation in the Statement of Additional Information, the documents (if any) controlling the retirement arrangement through which the contract is offered, and your personal tax adviser.

Purchase Payments under the Contract can be made as contributions by employers, or as pre-tax or after-tax contributions by employees, depending on the type of retirement program. After-tax employee contributions constitute "investment in the Contract." All Qualified Contracts receive deferral of tax on the inside build-up of earnings on invested Purchase Payments, until a distribution occurs. See the Statement of Additional Information for special rules, including those applicable to taxable, non-natural owners of Non-Qualified Contracts.

Transfers among investment options within a variable annuity contract generally are not taxed at the time of such a transfer. However, in 1986 the Internal Revenue Service (IRS) indicated that limitations might be imposed with respect to either the number of investment options available within a contract, or the frequency of transfers between investment options, or both, in order for the contract to be treated as an annuity contract for federal income tax purposes. If imposed, such limitations could be applied to qualified contracts as well as nonqualified contracts, and the Company can provide no assurance that such limitations would not be imposed on a retroactive basis to contracts issued under this prospectus. However, the Company has no present indication that the IRS intends to impose such limitation, or what the terms or scope of those limitations might be.

Distributions are taxed differently depending on the program through which the Contract is offered and the previous tax characterization of the contributions to which the distribution relates. Generally, the portion of a distribution which is not considered a return of investment in the Contract is subject to income tax. For annuity payments, investment in the contract is recovered ratably over the expected payout period. Special recovery rules might apply in certain situations.

Amounts subject to income tax may also incur excise tax under the circumstances described in the Statement of Additional Information. Generally, distributions would also be subject to some form of federal income tax withholding unless rolled into another tax-deferred vehicle.

--------------------------------------------------------------------------------

Required withholding will vary according to type of program, type of payment and your tax status. In addition, amounts received under all Contracts may be subject to state income tax withholding requirements.

Investment earnings on contributions to Non-Qualified Contracts which are not owned by natural persons will be taxed currently to the owner, and such contracts will not be treated as annuities for federal income tax purposes.

EFFECT OF TAX-DEFERRED ACCUMULATIONS

The chart below compares the results from Premium Payments made to:

  - The Contract issued to a tax favored retirement program purchased with pre-tax premium payments;

  - A non-qualified Contract purchased with after-tax Premium Payments and;

  - Conventional savings vehicles such as savings accounts.

                        THE POWER OF TAX-DEFERRED GROWTH
                                  [BAR GRAPH]

This hypothetical chart compares the results of (1) contributing $100 per month to a conventional, non-tax deferred plan, (2) contributing $100 to a nonqualified, tax-deferred annuity, and (3) contributing $100 per month ($138.89 since contributions are made before tax) to a qualified tax-deferred plan such as a 403(b) annuity. The chart assumes a 28% tax rate and an 8% fixed rate of return. The deduction of fees and charges for both tax-deferred plans is reflected in the chart. Variable options incur mortality and expense risk fee and administration fee charges (1.15%) and surrender charges (7% at Purchase Payment, calculated down to zero in year 7). The dotted lines represent the amounts remaining after withdrawal and payment of taxes and any surrender charge. An additional 10% tax penalty may apply to withdrawals before age
59 1/2. This information is for illustrative purposes only and is not a guarantee of future return.

Unlike savings accounts, Premium Payments made to tax-favored retirement programs and Non-Qualified Contracts generally provide tax deferred treatment on earnings. In addition, Premium Payments made to tax-favored retirement programs ordinarily are not subject to income tax until withdrawn. As shown above, investing in a tax-favored program increases the accumulation power of savings over time. The more taxes saved and reinvested in the program, the more the accumulation power effectively grows over the years.

To further illustrate the advantages of tax deferred savings using a 28% Federal tax bracket, an annual fixed yield (BEFORE THE DEDUCTION OF ANY FEES OR CHARGES) of 8% under a tax-favored retirement program in which tax savings were reinvested has an equivalent after-tax annual fixed yield of 5.76% under a conventional savings program. THE 8% YIELD ON THE TAX-FAVORED PROGRAM WILL BE REDUCED BY THE IMPACT OF INCOME TAXES UPON WITHDRAWAL. The yield will vary depending upon the timing of withdrawals. The previous chart represents (without factoring in fees and charges) after-tax amounts that would be received.

By taking into account the current deferral of taxes, contributions to tax-favored retirement programs increase the amount available for savings by decreasing the relative current out-of-pocket cost (referring to the effect on annual net take-home pay) of the investment. The chart below illustrates this principle by comparing a pre-tax contribution to a tax-favored retirement plan with an after-tax contribution to a conventional savings account:

                              PAYCHECK COMPARISON

                            TAX-FAVORED        CONVENTIONAL
                            RETIREMENT           SAVINGS
                              PROGRAM            ACCOUNT
                            -----------        ------------
Annual amount available
  for savings before
  federal taxes.........      $2,000              $2,000
Current federal income
  tax due on Purchase
  Payments..............           0                (560)
Net retirement plan
  Purchase Payments.....      $2,000              $1,440

This chart assumes a 28% federal income tax rate. The $560 which is paid toward current federal income taxes reduces the actual amount saved in the conventional savings account to $1,440 while the full $2,000 is contributed to the tax-qualified program, subject to being taxed upon withdrawal. Stated otherwise, to reach an annual retirement savings goal of $2,000, the contribution to a tax-qualified retirement program results in a current

--------------------------------------------------------------------------------

out-of-pocket expense of $1,440 while the contribution to a conventional savings account requires the full $2,000 out-of-pocket expense. The tax-qualified retirement program represented in this chart is a plan type, such as one under
Section 403(b) of the Code, which allows participants to exclude contributions within limits, from gross income.

YEAR 2000
--------------------------------------------------------------------------------

YEAR 2000 RISKS

The Company is in the process of modifying its systems to achieve Year 2000 readiness. This endeavor is directed and managed by the Company and monitored by the parent company, American General Corporation. The Company has developed clearly defined and documented plans that have been implemented to minimize the risk of significant negative impact on its operations.

[THESE PLANS INCLUDE THE FOLLOWING ACTIVITIES: (1) PERFORM AN INVENTORY OF THE COMPANY'S INFORMATION TECHNOLOGY AND NON-INFORMATION TECHNOLOGY SYSTEMS; (2) ASSESS WHICH ITEMS IN THE INVENTORY MAY EXPOSE THE COMPANY TO BUSINESS INTERRUPTIONS DUE TO YEAR 2000 ISSUES; (3) TEST SYSTEMS FOR YEAR 2000 READINESS;
(4) REPROGRAM OR REPLACE SYSTEMS THAT ARE NOT YEAR 2000 READY; AND (5) RETURN THE SYSTEMS TO OPERATION. THE COMPANY EXPECTS TO COMPLETE THE FORGOING ACTIVITIES FOR ALL CRITICAL BUSINESS SYSTEMS RELEVANT TO AGA SEPARATE ACCOUNT A BY DECEMBER 1998.]

In addition, the Company has business relationships with various third parties, each of which must also be Year 2000 ready. Therefore, the Company's plans also include assessing and attempting to mitigate the risks associated with the potential failure of third parties to achieve Year 2000 readiness. Due to the various stages of the third parties' Year 2000 readiness, the Company's efforts in this regard will extend through 1999.

Through June 30, 1998 the Company has incurred and expensed $81,722 (pretax) related to Year 2000 readiness, including $40,369 incurred during the first six months of 1998. The Company currently anticipates that it will incur future costs of $1.2 million (pretax) for additional internal staff, third party vendors, and other expenses to achieve Year 2000 readiness.

Due to the magnitude and complexity of this project, risks and uncertainties exist. If conversion of the Company's systems is not completed on a timely basis (due to non-performance by significant third-party vendors or other unforeseen circumstances), or if significant third parties fail to achieve Year 2000 readiness on a timely basis, the Year 2000 issue could have a material adverse impact on the operations of the Company and the AGA Separate Account A.

Please tear off, complete and return the form below to the Annuity Service Center at the address shown on the inside back cover of this Prospectus. A Statement of Additional Information may also be ordered by calling 1-800-424-4990.

 ................................................................................

                                 THE CONTRACTS

Please send me a free copy of the Statement of Additional Information for AGA Separate Account A (ElitePlus Value).

                             (Please Print or Type)

Name:  _________________________________________             Policy # __________

Address:  _______________________________________

 ________________________________________________

Social Security Number:  __________________________

                      (This page intentionally left blank)

                CONTENTS OF STATEMENT OF ADDITIONAL INFORMATION

                                                   PAGE
                                                   ----
General Information..............................    3
    Marketing Information........................
    Endorsements and Published Ratings...........
Types of Variable Annuity Contracts..............    4
Variable Annuity Contract General Provisions.....    4
Federal Tax Matters..............................    5
    Tax Consequences of Purchase Payments........    5
    Tax Consequences of Distributions............    6
    Special Tax Consequences -- Early
       Distribution..............................    7
    Special Tax Consequences -- Required
       Distributions.............................    7
    Tax Free Rollovers, Transfers and
       Exchanges.................................    8
Calculation of Surrender Charge..................   10
    Illustration of Surrender Charge on Total
       Surrender.................................   10
    Illustration of Surrender Charge on a 10%
       Partial Surrender Followed by a Full
       Surrender.................................   10
Purchase Unit Value..............................   11
    Illustration of Calculation of Purchase Unit
       Value.....................................   11
    Illustration of Purchase of Purchase Units...   11
Performance Calculations.........................   11
Standardized Yield for Bond Fund Divisions.......   11
    Calculation of Standardized Yield for Bond
       Fund Divisions............................   12

                                                   PAGE
                                                   ----
    Illustration of Calculation of Standardized
       Yield for Bond Fund Divisions.............   12
    Calculation of Average Annual Total Return...   13
Performance Information..........................   14
    Hypothetical $10,000 Account Value and
       Cumulative Return as Compared to
       Benchmark.................................   14
    Tables
    Performance Compared to Market Indices.......   14
    Payout Payments..............................   21
    Assumed Investment Rate......................   21
    Amount of Payout Payments....................   21
    Payout Unit Value............................   21
    Illustration of Calculation of Payout Unit
       Value.....................................   22
    Illustration of Payout Payments..............   22
Distribution of Variable Annuity Contracts.......   23
Experts..........................................   23
Comments on Financial Statements.................   23

            [INFORMATION ON VARIABLE ACCOUNT OPTIONS TO BE PROVIDED]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                 FOR ADDITIONAL INFORMATION ABOUT THE CONTRACTS
                      CONTACT THE ANNUITY SERVICE CENTER:
                               205 E. 10TH AVENUE
                             AMARILLO, TEXAS 79101
                                 1-800-424-4990

                   AMERICAN GENERAL ANNUITY INSURANCE COMPANY
                    2929 ALLEN PARKWAY, HOUSTON, TEXAS 77019
                                 1-800-424-4990
                FOR UNIT VALUE INFORMATION CALL: 1-800-424-4990
             FOR ASSET TRANSFERS BY TELEPHONE CALL: 1-800-424-4990
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                 THE AMERICAN GENERAL ANNUITY INSURANCE COMPANY

                             AGA SEPARATE ACCOUNT A
                    UNITS OF INTEREST UNDER FLEXIBLE PREMIUM
            INDIVIDUAL FIXED AND VARIABLE DEFERRED ANNUITY CONTRACTS
                                 [PRODUCT NAME]

      --------------------------------------------------------------------

                      STATEMENT OF ADDITIONAL INFORMATION
      --------------------------------------------------------------------

                                FORM N-4 PART B
                                           , 1999

This Statement of Additional Information is not a prospectus but contains information in addition to that set forth in the prospectus for the Individual Flexible Premium Fixed and Variable Deferred Annuity Contracts dated
       , 1999 ("Contracts") and should be read in conjunction with the prospectus. The terms used in this Statement of Additional Information have the same meaning as those set forth in the prospectus. A prospectus may be obtained by calling or writing the Company, at 205 E. 10th Avenue, Amarillo, Texas 79101; 1-800-424-4990. Prospectuses are also available from registered sales representatives.

                                  DO NOT COPY

                CONTENTS OF STATEMENT OF ADDITIONAL INFORMATION

                                                   PAGE
                                                   ----
General Information..............................    3
The Company......................................    3
Endorsements and Published Ratings...............    3
Types of Variable Annuity Contracts..............    3
Variable Annuity Contract General Provisions.....    4
Federal Tax Matters..............................    4
    Tax Consequences of Purchase Payments........    5
    Tax Consequences of Distributions............    6
    Special Tax Consequences -- Early
       Distribution..............................    7
    Special Tax Consequences -- Required
       Distributions.............................    7
    Tax Free Rollovers, Transfers and
       Exchanges.................................    8
Calculation of Surrender Charge..................   10
    Illustration of Surrender Charge on Total
       Surrender.................................   10
    Illustration of Surrender Charge on a 10%
       Partial Surrender Followed by a Full
       Surrender.................................   10
Purchase Unit Value..............................   11
    Illustration of Calculation of Purchase Unit
       Value.....................................   11
    Illustration of Purchase of Purchase Units...   11
Performance Calculations.........................   11
Standardized Yield for Bond Fund Divisions.......   12
    Calculation of Standardized Yield for Bond
       Fund Divisions............................   12

                                                   PAGE
                                                   ----
    Illustration of Calculation of Standardized
       Yield for Bond Fund Divisions.............   12
    Calculation of Average Annual Total Return...   13
Performance Information..........................   13
    Performance Compared to Market Indices.......   14
    [INFORMATION ON VARIABLE ACCOUNT OPTIONS TO
       BE PROVIDED]
    Payout Payments..............................   16
    Assumed Investment Rate......................   16
    Amount of Payout Payments....................   16
    Payout Unit Value............................   16
    Illustration of Calculation of Payout Unit
       Value.....................................   17
    Illustration of Payout Payments..............   17
Distribution of Variable Annuity Contracts.......   18
Experts..........................................   18
Comments on Financial Statements.................   18

                              GENERAL INFORMATION

THE COMPANY

     American General Annuity Insurance Company develops, markets, and issues annuity products through niche distribution channels. We market single-premium deferred annuities to the savings and retirement markets, flexible-premium deferred annuities to the tax-qualified retirement market, and single-premium immediate annuities to the structured settlement and retirement markets. The Company distributes its annuity products primarily through financial institutions, general agents, and specialty brokers. As of December 31, 1998,
the Company had over $     billion in assets.

     The Company is licensed to do business in 47 states, Puerto Rico and the District of Columbia and is incorporated in the state of Texas. We are a wholly-owned subsidiary of Western National Corporation. Western National Corporation is a wholly-owned subsidiary of AGC Life Insurance Company, a subsidiary of American General Corporation. Effective February 25, 1998, we changed our name from Western National Life Insurance Company to American General Annuity Insurance Company. Our executive offices are located at 2929 Allen Parkway, Houston, TX 77019.

MARKETING INFORMATION

     [To Come]

ENDORSEMENTS AND
PUBLISHED RATINGS

     Also from time to time, the rating of the Company as an insurance company by A. M. Best may be referred to in advertisements or in reports to Contract Owners. Each year the A. M. Best Company reviews the financial status of thousands of insurers, culminating in the assignment of Best's Ratings. These ratings reflect their current opinion of the relative financial strength and operating performance of an insurance company in comparison to the norms of the life/health insurance industry. Best's Ratings range from A++ to F.

     In addition, the claims-paying ability of the Company as measured by the Standard and Poor's Ratings Group may be referred to in advertisements or in reports to Contract Owners. A Standard and Poor's insurance claims-paying ability rating is an assessment of an operating insurance company's financial capacity to meet the obligations of its insurance policies in accordance with their terms. Standard and Poor's ratings range from AAA to D.

     Further, from time to time the Company may refer to Moody's Investor's Service's rating of the Company. Moody's Investor's Service's financial strength ratings indicate an insurance company's ability to discharge senior policyholder obligations and claims and are based on an analysis of the insurance company and its relationship to its parent, subsidiaries and affiliates. Moody's Investor's Service's ratings range from Aaa to C.

     The Company may additionally refer to its Duff & Phelp's rating. A Duff & Phelp's rating is an assessment of a company's insurance claims paying ability. Duff & Phelp's ratings range from AAA to CCC.

     Ratings relate to the claims paying ability of the Company's General Account and not the investment characteristics of the Separate Account.

     The Company may from time to time, refer to Lipper Analytical Services Incorporated ("Lipper"), Morningstar, Inc. ("Morningstar") and CDA/Wiesenberger Investment Companies (CDA/Wiesenberger) when discussing the performance of its Divisions. Lipper, Morningstar and CDA/Wiesenberger are leading publishers of statistical data about the investment company industry in the United States.

     Additionally, the Company may compare the performance of the Divisions to categories published by ... [To Come]

     The Company may, from time to time, refer to The Variable Annuity Research & Data Services (VARDS) Report. The VARDS Report offers monthly analysis of the variable annuity industry, including marketing and performance information.

     Finally, the Company will utilize as a comparative measure for the performance of its Funds the Consumer Price Index ("CPI"). The CPI is a measure of change in consumer prices, as determined in a monthly survey of the U.S. Bureau of Labor Statistics. Housing costs, transportation, food, electricity, changes in taxes and labor costs are among the CPI components. The CPI provides a tool for determining the impact of inflation on an individual's purchasing power.

TYPES OF VARIABLE ANNUITY
CONTRACTS

     The Contracts offered in connection with the prospectus to which this Statement of Additional

Information relates, are flexible payment deferred annuity Contracts.

     Under flexible payment Contracts, Purchase Payments generally are made until retirement age is reached. However, no Purchase Payments are required to be made after the first payment. Purchase Payments are subject to any minimum payment requirements under the Contract. Purchase Payments are invested and accumulate on a fixed or variable basis until the date the Contract Owner selects to commence annuity payments.

     The majority of these Contract will be sold to individuals in the Non-Qualified market. A smaller number of these contracts will be sold in the Qualified market through 403(b) plans and certain IRA situations.

     The Contracts are non-participating and will not share in any of the profits of the Company.

VARIABLE ANNUITY CONTRACT GENERAL PROVISIONS

     THE CONTRACT: The entire Contract consists of the Contract, the Application, if any, and any riders or endorsements attached to the Contract. The Contract may be changed or altered only by an authorized officer of the Company. A change or alteration must be made in writing.

     MINIMUM CONTRACT VALUE: If the minimum Contract Value falls below the minimum Contract Value shown in the Contract, then the Company reserves the right to surrender the Contract and pay the Contract Value to the Owner.

     MISSTATEMENT OF AGE OR SEX: If the Age or sex of any Annuitant has been misstated, any Annuity benefits payable will be the Annuity benefits provided by the correct Age or sex. After Annuity Payments have begun, any underpayments will be made up in one sum with the next Annuity Payment. Any overpayments will be deducted from future Annuity Payments until the total is repaid.

     INCONTESTABILITY: The Contract is incontestable.

     MODIFICATION: The Contract may be modified in order to maintain compliance with applicable state and federal law. When required, the Company will obtain the Owner's approval of changes and gain approval from appropriate regulatory authorities.

     NON-PARTICIPATING: The Contract will not share in any distribution of dividends.

     EVIDENCE OF SURVIVAL: The Company may require satisfactory evidence of continued survival of any person(s) on whose life Annuity Payments are based.

     PROOF OF AGE: The Company may require evidence of Age of any Annuitant or Owner.

     PROTECTION OF PROCEEDS: To the extent permitted by law, death benefits and Annuity Payments shall be free from legal process and the claim of any creditor if the person is entitled to them under the Contract. No payment and no amount under the Contract can be taken or assigned in advance of its payment date unless the Company receives the Owner's written consent.

     Reports: At least once each calendar year, the Company will furnish the Owner with a report showing the Contract Value as of a date not more than four months prior to the date of mailing, and will provide any other information as may be required by law.

     TAXES: Any taxes paid to any governmental entity relating to the Contract will be deducted from the Purchase Payment or Contract Value when incurred. The Company will, in its sole discretion, determine when taxes have resulted from: the investment experience of the Separate Account; receipt by the Company of the Purchase Payments; or commencement of Annuity Payments. The Company may, in its sole discretion, pay taxes when due and deduct that amount from the Contract Value at a later date. Payment at an earlier date does not waive any right the Company may have to deduct amounts at a later date. While the Company is not currently maintaining a provision for federal income taxes with respect to the Separate Account, the Company has reserved the right to establish a provision for income taxes if it determines, in its sole discretion, that it will incur a tax as a result of the operation of the Separate Account. The Company will deduct for any income taxes incurred by it as a result of the operation of the Separate Account whether or not there was a provision for taxes and whether or not it was sufficient. The Company will deduct any withholding taxes required by applicable law.

     REGULATORY REQUIREMENTS: All values payable under the Contract, including any paid-up annuity, cash withdrawal or death benefits that may be available, will not be less than the minimum benefits required by the laws and regulations of the state in which the Contract is delivered.

FEDERAL TAX MATTERS

     This Section summarizes the major tax consequences of contributions, payments, and withdrawals under the Contracts, during life and at death.

TAX CONSEQUENCES OF PURCHASE PAYMENTS

     403(b) Annuities. Purchase Payments made by Section 501(c)(3) tax-exempt organizations and public educational institutions toward Contracts for their employees are excludable from the gross income of employees, to the extent aggregate Purchase Payments do not exceed several tax limitations. This gross income exclusion applies both to employer contributions and to your voluntary and nonelective salary reduction contributions.

     Your voluntary salary reduction contributions are generally limited to $10,000 ($9,500 before 1998), although additional, "catch-up" contributions are permitted under certain circumstances. Combined employer and salary reduction contributions are generally limited to the smallest of $30,000, approximately 25% of salary, or an exclusion allowance which takes into account a number of factors. In addition, employer contributions for highly compensated employees may be further limited by applicable nondiscrimination rules.

     408(b) Individual Retirement Annuities ("408(b) IRAs"). Annual tax-deductible contributions for 408(b) IRA Contracts are limited to the lesser of $2,000 or 100% of compensation, and generally may be made only by individuals who:

(i)   are not active participants in another
retirement plan, and are not married;

(ii)  are not active participants in another
retirement plan, are married, but either (a) the spouse is not an active participant in another retirement plan, or (b) the spouse is an active participant, but the couple's adjusted gross income does not exceed $150,000.

(iii) are active participants in another retirement plan, are unmarried, and have adjusted gross income of $30,000 or less ($25,000 or less prior to 1998; adjusted upward for inflation after 1998); or

(iv) are active participants in another retirement plan, are married, and have adjusted gross income of $50,000 or less ($40,000 or less prior to in 1998; adjusted upward for inflation after 1998).

     Active participants in other retirement plans whose adjusted gross income exceeds the limits in (ii), (iii) or (iv) by less than $10,000 are entitled to make deductible 408(b) IRA contributions in proportionately reduced amounts. If a 408(b) IRA is established for a nonworking spouse who has no compensation, the annual tax-deductible Purchase Payments for both spouses' Contracts cannot exceed the lesser of $4,000 or 100% of the working spouse's earned income, and no more than $2,000 may be contributed to either spouse's IRA for any year.

     You may be eligible to make nondeductible IRA contributions of an amount equal to the excess of:

(i) the lesser of $2,000 ($4,000 for you and your spouse's IRA) or 100% of compensation, over

(ii)  your applicable IRA deduction limit.

     You may also make rollover contributions to an IRA of eligible rollover amounts from other qualified plans and contracts. See Tax-Free Rollovers, Transfers and Exchanges.

     408A "Roth" Individual Retirement Annuities ("408A "Roth" IRAs"). After 1997, annual nondeductible contributions for 408A "Roth" IRA Contracts are limited to the lesser of $2,000 or 100% of compensation, and may be made only by individuals who:

     (i)   are unmarried and have adjusted gross
           income of $95,000 or less; or

     (ii)  are married and filing jointly and have
           adjusted gross income of $150,000 or less.

     The available nondeductible 408A "Roth" IRA contribution is reduced proportionately to zero where adjusted gross income exceeds the limit in (i) by $15,000 or less, or the limit in (ii) by $10,000 or less. Similarly, individuals who are married and filing separately and whose adjusted gross income is less than $10,000 may make a contribution to a Roth IRA of a portion of the otherwise applicable $2,000 or 100% of compensation limit.

     All contributions to 408(b) IRAs, traditional nondeductible IRAs and 408A "Roth" IRAs must be aggregated for purposes of the $2,000 annual contribution limit.

     SEP. Employer contributions under a SEP are made to a separate individual retirement account or annuity established for each participating employee, and generally must be made at a rate representing a uniform percent of participating employees' compensation. Employer contributions are excludable from employees' taxable income and, after 1993, cannot exceed the lesser of $30,000 or 15% of your compensation.

     Through 1996, employees of certain small employers (other than tax-exempt organizations) were permitted to establish plans allowing employees to contribute pretax, on a salary reduction basis, to the

SEP. These salary reduction contributions may not exceed $7,000, indexed for inflation in later years. Such plans, if established by December 31, 1996, may still allow employees to make these contributions.

     SIMPLE IRA. Employer and employees contributions under a SIMPLE Retirement Account Plan are made to a separate individual retirement account or annuity for each employee. Employee salary reduction contributions cannot exceed $6,000 in any year. Employer contributions can be a matching or a nonelective contribution of a percentage as specified in the Code. Only employers with 100 or fewer employees can maintain a SIMPLE IRA plan, which must also be the only plan the employer maintains.

     Non-Qualified Contracts. Purchase Payments made under Non-Qualified Contracts are neither excludible from the gross income of the Contract Owner nor deductible for tax purposes. However, any increase in the Purchase Unit Value of a Non-Qualified Contract resulting from the investment performance of AGA Separate Account A is not taxable to the Contract Owner until received by him. Contract Owners that are not natural persons, however, are currently taxable on any annual increase in the Purchase Unit Value attributable to Purchase Payments made after February 28, 1986 to such Contracts.

TAX CONSEQUENCES OF DISTRIBUTIONS

     403(b) Annuities. Voluntary salary reduction amounts accumulated after December 31, 1988, and earnings on voluntary contributions before and after that date, may not be distributed before one of the following:

(1) attainment of age 59 1/2;

(2) separation from service;

(3) death;

(4) disability, or

(5) hardship (hardship distributions are limited to salary reduction contributions only, exclusive of earnings thereon).

     Similar restrictions will apply to all amounts transferred from a Section 403(b)(7) custodial account (other than rollover contributions). Contributions which are not subject to these restrictions, such as employee contributions to a
Section 403(b) annuity, may be subject to restrictions under the sponsoring employer's plan, if any. Distributions are taxed as ordinary income to the recipient in accordance with Section 72.

     408(b) IRA, SEPs and SIMPLE IRAs. Distributions are generally taxed as ordinary income to the recipient. Rollovers from an IRA to a Roth IRA, and conversions of an IRA to a Roth IRA, where permitted, are generally taxable in the year of the rollover or conversion. Such rollovers of conversions completed in 1998 are generally eligible for pro-rata federal income taxation over four years. Individuals with adjusted gross income over $100,000 are generally ineligible for such conversions, regardless of marital status, as are married individuals who file separately.

     408A "Roth" IRAs. "Qualified" distributions upon attainment of age 59 1/2, death, disability or for first-time homebuyer expenses are tax-free as long as five or more years have passed since the first contribution to taxpayer's first 408A "Roth" IRA. The five-year holding period may be different for determining whether a distribution allowable to a conversion contribution is subject to the 10% penalty tax. Qualified distributions may be subject to state income tax in some states. Other distributions are generally taxable to the extent that the distribution exceeds purchase payments.

     Non-Qualified Contracts. Partial redemptions from a Non-Qualified Contract purchased after August 13, 1982 (or allocated to post-August 13, 1982 Purchase Payments under a pre-existing Contract), generally are taxed as ordinary income to the extent of the accumulated income or gain under the Contract if they are not received as an annuity. Partial redemptions from a Non-Qualified Contract purchased before August 14, 1982 are taxed only after the Contract Owner has received all of his pre-August 14, 1982 investment in the Contract. The amount received in a complete redemption of a Non-Qualified Contract (regardless of the date of purchase) will be taxed as ordinary income to the extent that it exceeds the Contract Owner's investment in the Contract. Two or more Contracts purchased from the Company (or an affiliated company) by a Contract Owner within the same calendar year, after October 21, 1988, are treated as a single Contract for purposes of measuring the income on a partial redemption or complete surrender.

     When payments are received as an annuity, the Contract Owner's investment in the Contract is treated as received ratably and excluded ratably from gross income as a tax-free return of capital, over the expected payment period of the annuity. Individuals who begin receiving annuity payments on or after January 1, 1987 can exclude from income only their unrecovered investment in the Contract. Upon death prior to recovering tax-free their entire investment in the Contract, such individuals generally are entitled to deduct the unrecovered amount on their final tax return.

SPECIAL TAX CONSEQUENCES -- EARLY DISTRIBUTION

     403(b) Annuities, 408(b) IRAs, SEPs and SIMPLE IRAs. Taxable distributions received before the recipient attains age 59 1/2 generally are subject to a 10% penalty tax in addition to regular income tax. Distributions on account of the following generally are excepted from this penalty tax:

(1) death;

(2) disability;

(3) separation from service after a participant reaches age 55 (only applies to qualified plans and 403(b) annuities);

(4) separation from service at any age if the distribution is in the form of substantially equal periodic payments over the life (or life expectancy) of the Participant (or the Participant and Beneficiary); and

(5) distributions which do not exceed the employee's tax-deductible medical expenses for the taxable year of receipt.

     Separation from service is not required for distributions from an IRA, SEP or SIMPLE IRA under #4 above. Certain distributions from a SIMPLE IRA within two years after first participating in the plan may be subject to a 25% penalty, rather than a 10% penalty.

     After 1997, distributions from 408(b) IRAs on account of the following additional reasons are also excepted from this penalty tax:

(6) distributions up to $10,000 (in the aggregate) to cover costs of acquiring, constructing or reconstructing the residence of a first-time homebuyer;

(7) distributions to cover certain costs of higher education tuition, fees, books, supplies and equipment for the IRA owner, a spouse, child or grandchild; and

(8) distributions to cover certain medical care or long-term care insurance premiums, for individuals who have received federal or state unemployment compensation for 12 consecutive months.

     408A "Roth" IRAs. Distributions, other than "qualified" distributions where the five-year holding rule is met, are generally subject to the same 10% penalty tax as other IRAs.

SPECIAL TAX CONSEQUENCES -- REQUIRED
DISTRIBUTIONS

     403(b) Annuities. Generally, minimum required distributions must commence no later than April 1 of the calendar year following the later of the calendar year in which the Participant attains age 70 1/2 or the calendar year in which the Participant retires. Required distributions must be made over a period that does not exceed the life or life expectancies of the Participant (or lives or joint life expectancies of the Participant and Beneficiary). The minimum amount payable can be determined several different ways. A penalty tax of 50% is imposed on the amount by which the minimum required distribution in any year exceeds the amount actually distributed in that year.

     Amounts accumulated under a Contract on December 31, 1986 may be paid in a manner that meets the above rule or, alternatively:

(i)  should begin to be paid when the Participant attains age 75; and

(ii) the present value of payments expected to be made over the life of the Participant, (under the option chosen) must exceed 50% of the present value of all payments expected to be made (the "50% rule").

The 50% rule will not apply if a Participant's spouse is the joint annuitant. Notwithstanding these pre-January 1, 1987 rules, the entire contract balance must meet the minimum distribution incidental benefit requirement of Section 403(b)(10).

     At the Participant's death before payout has begun, Contract amounts generally either must be paid to the Beneficiary within 5 years, or must begin within 1 year of death and be paid over the life or life expectancy of the Beneficiary. If death occurs after commencement of (but before full) payout, distributions generally must continue at least as rapidly as under the method elected by the Participant and in effect at the time of death.

     A participant generally may aggregate his or her 403(b) contracts and accounts for purposes of satisfying these requirements, and withdraw the required distribution in any combination from such contracts or accounts, unless the plan, contract, or account otherwise provides.

     408(b) IRAs, SEPs and SIMPLE IRAs. Minimum distribution requirements are generally the same as described above for 403(b) Annuities, except that:

(1) there is no exception for pre-1987 amounts; and

(2) there is no available postponement, past April 1 of the calendar year following the calendar year in which age 70 1/2 is attained.

     A participant generally may aggregate his or her IRAs for purposes of satisfying these requirements, and withdraw the required distribution in any combination from such contracts or accounts, unless the contract or account otherwise provides.

     408A "Roth" IRAs. Minimum distribution requirements generally applicable to 403(b) Annuities, 401(a) and 403(a) Qualified Plans, 408(b) IRAs, SEPs and 457 Plans do not apply to 408A "Roth" IRAs during the owner's lifetime, but generally do apply after the owner's death.

     A participant generally may aggregate his or her Roth IRAs for purposes of satisfying these requirements, and withdraw the required distribution in any combination from such contracts or accounts, unless the contract or account otherwise provides.

     Non-Qualified Contracts. Tax laws do not require commencement of distributions from Non-Qualified Contracts at any particular time during the Owner's lifetime, provided that the Owner is a natural person, and generally do not limit the duration of annuity payments.

     At the Participant's death before payout has begun, Contract amounts generally either must be paid to the Beneficiary within 5 years, or must begin within 1 year of death and be paid over the life or life expectancy of the Beneficiary. If death occurs after commencement of (but before full) payout, distributions generally must continue at least as rapidly as under the method elected by the Participant at the time of death.

TAX-FREE ROLLOVERS, TRANSFERS AND EXCHANGES

     403(b) Annuities. Tax-free transfers between 403(b) annuity contracts and/or 403(b)(7) custodial accounts, and tax-free rollovers from 403(b) programs to 408(b) IRAs or other 403(b) programs, are permitted under certain circumstances.

     408(b) IRAs. Funds may be transferred tax-free to a 408(b) IRA Contract, from a 403(b) Annuity, under certain conditions. These amounts may subsequently be rolled over on a tax-free basis to another 403(b) Annuity Contract from this "conduit" IRA if no additional contributions have been made to that IRA. In addition, tax-free rollovers may be made from one 408(b) IRA (other than a Roth
IRA) to another provided that no more than one such rollover is made during any twelve-month period.

     408A "Roth" IRAs. Funds may be transferred tax-free from one 408A "Roth" IRA to another. Funds in a 408(b) IRA may be rolled in a taxable transaction to a 408A "Roth" IRA by individuals who:

 (i) have adjusted gross income of $100,000 or less, whether single or married filing jointly; and

(ii) are not married filing separately.

     Special, complicated rules governing holding periods, escape from the 10% penalty tax and ratable recognition of 1998 income also apply to rollovers from 408(b) IRAs to 408A "Roth" IRAs, and may be subject to further modification by Congress. You should consult your tax advisor regarding the application of these rules.

     SEPs. Funds may be rolled over tax free from one SEP only to another SEP or a 408(b) IRA.

     Non-Qualified Contracts. Certain of the Non-Qualified single payment deferred annuity Contracts permit the Contract Owner to exchange the Contract for a new deferred annuity contract prior to the commencement of annuity payments. The exchange of one annuity contract for another is a tax-free transaction under Section 1035, but is reportable to the IRS.

                               EXCHANGE PRIVILEGE

     In the prospectus we describe generally how under certain conditions we will allow you to exchange from other fixed and/or variable contracts we issue (other contracts) to [PRODUCT NAME].

INFORMATION WHICH MAY BE APPLICABLE TO ANY EXCHANGE

     [PRODUCT NAME] has certain features and charges that may be different than the other contract you are currently in. Below are some of the key features of [PRODUCT NAME] that you should take into consideration in your decision to exchange into [PRODUCT NAME]:

  - The maximum surrender charge in [PRODUCT NAME] is 7%;

  - [PRODUCT NAME] has a 1.00% mortality and expense charge.

                        CALCULATION OF SURRENDER CHARGE

     The surrender charge is discussed in the Prospectus under "Fees and Charges -- Surrender Charge." Examples of calculation of the Surrender Charge upon total and partial surrender are set forth below:

              ILLUSTRATION OF SURRENDER CHARGE ON TOTAL SURRENDER
     Example 1.

              DATE                                   TRANSACTIONS                       AMOUNT
              ----                                   ------------                       ------
2/1/92..........................  Purchase Payment                                     $10,000
2/1/93..........................  Purchase Payment                                       5,000
2/1/94..........................  Purchase Payment                                      15,000
2/1/95..........................  Purchase Payment                                       2,000
2/1/96..........................  Purchase Payment                                       3,000
2/1/97..........................  Purchase Payment                                       4,000
7/1/97..........................  Total Purchase Payments (Assumes
                                  Account Value is $50,000)                             39,000

     Assume the Account Value at the time of full withdrawal is $50,000 (7/1/97), and the Account Value on the previous anniversary (2/1/97) was $45,000. 10% of $45,000 ($4,500) is not subject to Surrender Charge.

     The total Surrender Charge is:

(10,000 - 4,500) * 2% + 5,000 * 4% + 15,000 * 5% + 2,000 * 5% + 3,000
 * 7% + 4,000 * 7% = $1,650.

 ILLUSTRATION OF SURRENDER CHARGE ON A 10% PARTIAL SURRENDER FOLLOWED BY A FULL
                                   SURRENDER
     Example 2. Assumes No Interest Earned.

              DATE                                   TRANSACTIONS                       AMOUNT
              ----                                   ------------                       ------
2/1/92..........................  Purchase Payment                                     $10,000
2/1/93..........................  Purchase Payment                                       5,000
2/1/94..........................  Purchase Payment                                      15,000
2/1/95..........................  Purchase Payment                                       2,000
2/1/96..........................  Purchase Payment                                       3,000
2/1/97..........................  Purchase Payment                                       4,000
7/1/97..........................  10% Partial Surrender                                  3,900
                                  (Assumes Account Value is $39,000)
8/1/97..........................  Full Surrender

a. Since this is the first partial surrender in this participant year, calculate free withdrawal amount (10% of the value as of 2/1/97)
   10% * $39,000 = $3,900 (no charge on this 10% withdrawal)

b. The Account Value upon which Surrender Charge on the Full Surrender may be calculated is
   $39,000 -- $3,900 = $35,100

c. The Surrender Charge is
   (10,000 -- 3,900) * 2% + 5,000 * 4% + 15,000 * 5% + 2,000 * 5% + 3,000
   * 7% + 4,000 * 7% = $1,662.

d. Assumes that the $30 policy fee does not apply.

                              PURCHASE UNIT VALUE

     The calculation of Purchase Unit value is discussed in the Prospectus under "Purchase Period." The following illustrations show a calculation of a new Unit value and the purchase of Purchase Units (using hypothetical examples):

               ILLUSTRATION OF CALCULATION OF PURCHASE UNIT VALUE

     Example 3.

    1. Purchase Unit value, beginning of
       period...............................  $  1.800000
    2. Value of Fund share, beginning of
       period...............................  $ 21.200000
    3. Change in value of Fund share........  $   .500000
    4. Gross investment return
       (3) divided by (2)...................      .023585
    5. Daily separate account fee*..........      .000025
                                              -----------
         *Mortality and expense risk fee and
          administration and distribution
          fee of 0.90% per annum used for
          illustrative purposes.
    6. Net investment return (4)-(5)........      .023560
                                              -----------
    7. Net investment factor 1.000000+(6)...     1.023560
                                              -----------
    8. Purchase Unit value, end of period
       (1)X(7)..............................     1.842408
                                              -----------

   ILLUSTRATION OF PURCHASE OF PURCHASE UNITS (ASSUMING NO STATE PREMIUM TAX)

     Example 4.

    1. First Periodic Purchase Payment..........................  $  100.00
    2. Purchase Unit value on effective date of purchase (see
       Example 3)...............................................  $1.800000
    3. Number of Purchase Units purchased (1) divided by (2)....     55.556
    4. Purchase Unit value for valuation date following purchase
       (see Example 3)..........................................  $1.842408
                                                                  ---------
    5. Value of Purchase Units in account for valuation date
       following purchase (3)X(4)...............................  $  102.36
                                                                  ---------

                            PERFORMANCE CALCULATIONS

                          MONEY MARKET DIVISION YIELD

     ILLUSTRATION OF CALCULATION OF CURRENT YIELD FOR MONEY MARKET DIVISION

     The current yield quotation based on a seven day period is computed by determining the net change, exclusive of capital changes, in the value of a hypothetical pre-existing account having a balance of one Purchase Unit at the beginning of the period, subtracting a hypothetical charge reflecting deductions from Contract Owner accounts, and dividing the difference by the value of the account at the beginning of the base period to obtain the base period return and then multiplying the base period return by 365/7.

    ILLUSTRATION OF CALCULATION OF EFFECTIVE YIELD FOR MONEY MARKET DIVISION

     An effective yield quotation above is computed by determining the net change, exclusive of capital changes, in the value of a hypothetical pre-existing account having a balance of one Purchase Unit at the beginning of the period, subtracting a hypothetical charge reflecting deductions from Contract Owner accounts, and dividing the difference by the value of the account at the beginning of the base period to obtain the base period return and then compounding the base period return by adding 1, raising the sum to a power equal to 365 divided by 7, and subtracting 1 from the result, according to the following formula:
                                                        365/7
             EFFECTIVE YIELD = [(BASE PERIOD RETURN + 1)      ] -1

                   STANDARDIZED YIELD FOR BOND FUND DIVISIONS

   ILLUSTRATION OF CALCULATION OF STANDARDIZED YIELD FOR BOND FUND DIVISIONS

     The standardized yield quotation based on a 30-day period is computed by dividing the net investment income per Purchase Unit earned during the period by the maximum offering price per Unit on the last day of the period, according to the following formula:

                         YIELD = 2 [( a - b + 1)6 - 1]
                                      _____
                                       cd

     Where:

                 a     =   net investment income earned during the period by the Fund attributable to shares owned by the Division

                 b     =   expenses accrued for the period (net of reimbursements)

                 c     =   the average daily number of Purchase Units outstanding
                           during the period

                 d     =   the maximum offering price per Purchase Unit on the last day of the period

     Yield on each Division is earned from dividends declared and paid by the Fund, which are automatically reinvested in Fund shares.

                   CALCULATION OF AVERAGE ANNUAL TOTAL RETURN

     Average Annual Total Return quotations for the 1, 3, 5, and 10 year periods ended December 31, 1997, the date of the most recent balance sheet included in this registration statement, are computed by finding the average annual compounded rates of over the 1, 3, 5, and 10 year periods that would equate the initial amount invested to the ending redeemable value, according to the following formula:
                                        n
                                 P (1+T)  = ERV

     Where:

                 P     =   a hypothetical initial Purchase Payment of $1,000
                 T     =   average annual total return
                 n     =   number of years
                 ERV   =   redeemable value at the end of the 1, 3, 5 or 10 year
                           periods of a hypothetical $1,000 Purchase Payment made at
                           the beginning of the 1, 3, 5, or 10 year periods (or
                           fractional portion thereof)

     The Company may advertise standardized average annual total return which, includes the surrender charge of up to 7% of Gross Purchase Payments as well as non-standardized average annual total returns which does not include a surrender charge or maintenance fee.

     There is no sales charge for reinvested dividends. All recurring fees have been deducted. For fees which vary with the account size, an account size equal to that of the median account size has been assumed. Ending redeemable value has been determined assuming a complete redemption at the end of the 1, 3, 5 or 10 year period and deduction of all nonrecurring charges at the end of each such period.

                            PERFORMANCE INFORMATION

     The performance of a Division may from time to time be compared with other Indexes which have been deemed by the Company relevant to the Division.

     These benchmarks do not reflect any charges for investment advisory fees, brokerage commissions or other fees and expenses of the type charged at either the Separate Account or Fund level. Therefore, the comparisons with these benchmarks are of limited use.

PERFORMANCE COMPARED TO MARKET INDICES

            [INFORMATION ON VARIABLE ACCOUNT OPTIONS TO BE PROVIDED]

            [INFORMATION ON VARIABLE ACCOUNT OPTIONS TO BE PROVIDED]

                                PAYOUT PAYMENTS

ASSUMED INVESTMENT RATE

     The discussion concerning the amount of payout payments which follows this section is based on an Assumed Investment Rate of 3% per annum. The foregoing Assumed Investment Rates are used merely in order to determine the first monthly payment per thousand dollars of value. It should not be inferred that such rates will bear any relationship to the actual net investment experience of AGA Separate Account A.

AMOUNT OF PAYOUT PAYMENTS

     The amount of the first variable annuity payment to the Annuitant will depend on the amount of the Account Value applied to effect the variable annuity as of the tenth day immediately preceding the date payout payments commence, the amount of any premium tax owed, the annuity option selected, and the age of the Annuitant.

     The Contracts contain tables indicating the dollar amount of the first payout payment under each payout option for each $1,000 of Account Value (after the deduction for any premium tax) at various ages. These tables are based upon the Annuity 2000 Table (promulgated by the Society of Actuaries) and an Assumed Investment Rate of 3%.

     The portion of the first monthly variable payout payment derived from a Division of AGA Separate Account A is divided by the Payout Unit value for that Division (calculated ten days prior to the date of the first monthly payment) to determine the number of Payout Units in each Division represented by the payment. The number of such units will remain fixed during the Payout Period, assuming the Annuitant makes no transfers of Payout Units to provide Payout Units under another Division or to provide a fixed annuity.

     In any subsequent month, the dollar amount of the variable payout payment derived from each Division is determined by multiplying the number of Payout Units in that Division by the value of such Payout Unit on the tenth day preceding the due date of such payment. The Payout Unit value will increase or decrease in proportion to the net investment return of the Division or Divisions underlying the variable payout since the date of the previous payout payment, less an adjustment to neutralize the 3% or other Assumed Investment Rate referred to above.

     Therefore, the dollar amount of variable payout payments after the first will vary with the amount by which the net investment return is greater or less than 3% per annum. For example, if a Division has a cumulative net investment return of 5% over a one year period, the first payout payment in the next year will be approximately 2 percentage points greater than the payment on the same date in the preceding year, and subsequent payments will continue to vary with the investment experience of the Division. If such net investment return is 1% over a one year period, the first payout payment in the next year will be approximately 2 percentage points less than the payment on the same date in the preceding year, and subsequent payments will continue to vary with the investment experience of the applicable Division.

     Each deferred Contract provides that, when fixed payout payments are to be made under one of the first three payout options, the monthly payment to the Annuitant will not be less than the monthly payment produced by the then current settlement option rates, which will not be less than the rates used for a currently issued single payment immediate annuity contract. The purpose of this provision is to assure the Annuitant that, at retirement, if the fixed payout purchase rates then required by the Company for new single payment immediate annuity contracts are significantly more favorable than the annuity rates guaranteed by a Contract, the Annuitant will be given the benefit of the new annuity rates.

PAYOUT UNIT VALUE

     The value of a Payout Unit is calculated at the same time that the value of a Purchase Unit is calculated and is based on the same values for Fund shares and other assets and liabilities. (See "Purchase Period" in the prospectus.) The calculation of Payout Unit value is discussed in the prospectus under "Payout Period."

     The following illustrations show, by use of hypothetical examples, the method of determining the Payout Unit value and the amount of variable annuity payments.

                ILLUSTRATION OF CALCULATION OF PAYOUT UNIT VALUE

 1. Payout Unit value, beginning of period..................  $  .980000
 2. Net investment factor for Period (see Example 3)........    1.023558
 3. Daily adjustment for 3% Assumed Investment Rate.........     .999906
 4. (2)X(3).................................................    1.023462
 5. Payout Unit value, end of period (1)X(4)................  $ 1.002993

                        ILLUSTRATION OF PAYOUT PAYMENTS

 1. Number of Purchase Units at Payout Date.................   10,000.00
 2. Purchase Unit value (see Example 3).....................  $ 1.800000
 3. Account Value of Contract (1)X(2).......................  $18,000.00
 4. First monthly Payout Payment per $1,000 of Account
  Value.....................................................  $     5.63
 5. First monthly Payout Payment (3)X(4) divided by 1,000...  $   101.34
 6. Payout Unit value (see Example 10)......................  $  .980000
 7. Number of Payout Units (5) divided by (6)...............     103.408
 8. Assume Payout Unit value for second month equal to......  $  .997000
 9. Second monthly Payout Payment (7)X(8)...................  $   103.10
10. Assume Payout Unit value for third month equal to.......  $  .953000
11. Third monthly Payout Payment (7)X(10)...................  $    98.55

                   DISTRIBUTION OF VARIABLE ANNUITY CONTRACTS

     The Company has qualified or intends to qualify the Contracts for sale in 47 states and the District of Columbia and will commence offering the Contracts promptly upon qualification in each such jurisdiction.

     The Contracts are sold in a continuous offering by licensed insurance agents who are registered representatives of broker-dealers which are members of the National Association of Securities Dealers, Inc. (the "NASD"). The principal underwriter for AGA Separate Account A is AGA Brokerage Services, Inc. ("AGA Brokerage"), formerly known as WNL Brokerage Services, Inc. AGA Brokerage's address is 2929 Allen Parkway, Houston, Texas 77019. AGA Brokerage is a Texas corporation organized in 1970 and is a member of the NASD.

     The licensed agents who sell the Contracts will be compensated for such sales by commissions ranging up to 6.5% of each Purchase Payment. The Company may from time to time pay a trail commission to the licensed agents who sell the Contracts. (These various commissions are paid by the Company and do not result in any charge to Contract Owners or to AGA Separate Account A in addition to the charges described under "Fees and Charges" in the prospectus.)

     Pursuant to its underwriting agreement with AGA Brokerage and AGA Separate Account A, the Company reimburses AGA Brokerage for reasonable sales expenses, including overhead expenses.

                                    EXPERTS

     The balance sheet of the Company as of December 31, 1998 and the related statements of operations, shareholders' equity and cash flows for the year then ended and the statement of assets and liabilities of the Separate Account as of December 31, 1998, and the related statement of operations for the year ended December 31, 1997, and the statement of changes in net assets for the year ended December 31, 1998, all of which are included in the SAI, have been included herein in reliance on the reports of Ernst & Young LLP, independent auditors given on the authority of that firm as experts in accounting and auditing.

     The balance sheet of the Company as of December 31, 1996 and the related statements of operations, shareholders' equity and cash flows for each of the two years in the period ended December 31, 1996, and the statement of changes in net assets of the Separate Account for the year ended December 31, 1996, all of which are included in the SAI, have been included herein in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of that firm as experts in accounting and auditing.

COMMENTS ON FINANCIAL STATEMENTS

     The financial statements of American General Annuity Insurance Company should be considered only as bearing upon the ability of the Company to meet its obligations under the Contracts, which include death benefits, and its assumption of the mortality and expense risks.

     The Separate Account financial statements contained herein reflect the composition of the Separate Account as of December 31, 1998, and for the fiscal year then ended.

                      [THIS PAGE INTENTIONALLY LEFT BLANK]

                             [AMERCAN GENERAL LOGO]

                                 PRINTED MATTER
                       PRINTED IN U.S.A.  VA     REV 9/98
                        (C)Company Name, Houston, Texas

                    Recycled Paper   [RECYCLED PAPER LOGO]

                                     PART C

                               OTHER INFORMATION

ITEM 24. FINANCIAL STATEMENTS AND EXHIBITS

A. FINANCIAL STATEMENTS

     The financial statements of the Separate Account and the Company are included in Part B hereof.

                          [TO BE FILED BY AMENDMENT.]

B. EXHIBITS

   1.         -- Resolution of Board of Directors of the Company
                 authorizing the establishment of the Separate Account.*
   2.         -- Not applicable.
   3.         -- Form of Principal Underwriter's Agreement.*
   4.         -- Individual Fixed and Variable Deferred Annuity
                 Contract.***
   5.         -- Application Form.***
   6.         -- (i) Copy of Amended and Restated Articles of
                 Incorporation of the Company.**
              -- (ii) Copy of the Restated Bylaws of the Company.**
   7.         -- Not applicable.
   8.         -- Participation Agreement(5)***
   9.         -- Opinion and Consent of Counsel.***
  10.         -- Consent of Independent Auditors.***
  11.         -- Not applicable.
  12.         -- Not applicable.
  13.         -- Calculation of Performance Information.***
  14.         -- Not applicable.
  15.         -- Company Organizational Chart.***
  16.         -- (i) Copy of manually signed powers of attorney for
                 American General Annuity Insurance Company Director Jon
                 P. Newton.****
              -- (ii) Copy of manually signed powers of attorney for
                 American General Annuity Insurance Company Director
                 Robert M. Devlin.****
              -- (iii) Copy of manually signed powers of attorney for
                 American General Annuity Insurance Company Director
                 Thomas L. West, Jr.****
              -- (iv) Copy of manually signed powers of attorney for
                 American General Annuity Insurance Company Director Craig
                 R. Rodby.****
              -- (v) Copy of manually signed powers of attorney for
                 American General Annuity Insurance Company Director John
                 A. Graf.****
              -- (vi) Copy of manually signed powers of attorney for
                 American General Annuity Insurance Company Director Bruce
                 R. Abrams.****
              -- (vii) Copy of manually signed powers of attorney for
                 American General Annuity Insurance Company Director
                 Michael G. Atnip.****
              -- (viii) Copy of manually signed powers of attorney for
                 American General Annuity Insurance Company Director Joe
                 C. Osborne.****
              -- (ix) Copy of manually signed powers of attorney for
                 American General Annuity Insurance Company Director
                 Patrick E. Grady.****
              -- (x) Copy of manually signed powers of attorney for
                 American General Annuity Insurance Company Director Brent
                 C. Nelson.****
              -- (xi) Copy of manually signed powers of attorney for
                 American General Annuity Insurance Company Director
                 Richard W. Scott.****

---------------

   * Incorporated by reference to Registrant's Form N-4 Registration Statement as filed on November 11, 1994 (File No. 33-86464).

  ** Incorporated by reference to Post-Effective Amendment No. 5 to Registrant's
     Form N-4 Registration Statement as electronically filed on May 26, 1998 (File No. 33-86464).

 *** To be filed by amendment.

**** Incorporated by reference to Post-Effective Amendment No. 6 to Registrant's
     Form N-4 Registration Statement as electronically filed on September 29, 1998 (File No. 33-86464).

ITEM 25. DIRECTORS AND OFFICERS OF THE DEPOSITOR

     The directors and principal officers of the Company are set forth below, together with their current principal occupations including any position with American General Corporation ("AGC"), the indirect parent of American General Annuity Insurance Company ("AGAIC"), the depositor of the Registrant. The business address of each officer and director is 2929 Allen Parkway, Houston, Texas 77019.

           NAMES AND PRINCIPAL
            BUSINESS ADDRESS                POSITIONS AND OFFICES HELD WITH DEPOSITOR
           -------------------              -----------------------------------------
Thomas L. West, Jr.......................   Chairman and Chief Executive Officer,
                                              AGAIC.
                                              Vice Chairman and Group Executive --
                                              Retirement Services, American General
                                              Corporation.
Jon P. Newton............................   Senior Chairman of the Board of
                                            Directors, AGAIC. Vice Chairman of the
                                              Board of Directors, American General
                                              Corporation.
Craig R. Rodby...........................   Vice Chairman of the Board of Directors
                                            and Chief Financial Officer, AGAIC.
John A. Graf.............................   Director and President, AGAIC.
Robert M. Devlin.........................   Director, AGAIC.
                                              Chairman of the Board of Directors and
                                              Chief Executive Officer, American
                                              General Corporation.
Bruce R. Abrams..........................   Director and Executive Vice President --
                                              Marketing, AGAIC.
John E. Arant............................   Director and Executive Vice President --
                                              Sales, AGAIC.
Michael G. Atnip.........................   Director and Executive Vice President --
                                              Administration and Information Systems,
                                              AGAIC.
Joe C. Osborne...........................   Director and Executive Vice President --
                                              Marketing, AGAIC.
Patrick E. Grady.........................   Director, Senior Vice President and
                                            Treasurer, AGAIC.
Brent C. Nelson..........................   Director, Senior Vice President and
                                            Controller, AGAIC.
Richard W. Scott.........................   Director, Vice President and Chief
                                            Investment Officer, AGAIC.
                                              Executive Vice President and Chief
                                              Investment Officer, American General
                                              Corporation.

           NAMES AND PRINCIPAL
            BUSINESS ADDRESS                POSITIONS AND OFFICES HELD WITH DEPOSITOR
           -------------------              -----------------------------------------
Dwight L. Cramer, II.....................   Senior Vice President -- Specialty
                                            Markets, AGAIC.
Stephen G. Kellison......................   Senior Vice President and Chief Actuary,
                                              AGAIC.
Charles D. Robinson......................   Senior Vice President -- Institutional
                                              Marketing, AGAIC.
Donald L. Sharps.........................   Senior Vice President -- Systems, AGAIC.
Cynthia A. Toles.........................   Senior Vice President, General Counsel
                                            and Secretary, AGAIC.
Dan W. Arnold............................   Vice President -- Customer Care Center
James D. Bonsall.........................   Vice President -- Financial Reporting
Harry N. Bragg...........................   Vice President -- Strategic Systems
Gregory S. Broer.........................   Vice President -- Actuarial
Richard A. Combs.........................   Vice President -- Actuarial
J. David Crank...........................   Vice President -- Group Services
Neil J. Davidson.........................   Vice President -- Actuarial
David H. denBoer.........................   Vice President -- Compliance
Stephen R. Duff..........................   Vice President -- Financial Institution
                                              Acquisitions
Daniel Fritz.............................   Vice President -- Actuarial
Sharla A. Jackson........................   Vice President -- Operations and Customer
                                              Service
Jeff S. Johnson..........................   Vice President -- Marketing
                                            Communications
Kent W. Lamb.............................   Vice President -- Financial Reporting
Richard Lindsay..........................   Vice President -- Personal Retirement
                                              Services
James J. Michel..........................   Vice President -- Insurance Accounting
Stephen J. Poston........................   Vice President -- National Sales Manager
Steven D. Rubinstein.....................   Vice President -- Financial Planning and
                                              Reporting
Phillip W. Schraub.......................   Vice President -- Houston Administration
Richard W. Scott.........................   Director, Vice President and Chief
                                            Investment Officer
Gary N. See..............................   Vice President -- Actuarial
Gregory R. Seward........................   Vice President -- Variable Product
                                            Accounting
Conway R. Shaw...........................   Vice President -- Group Marketing
Norman A. Skinrood, Jr. .................   Vice President -- Group Plan
                                            Administration
Paula F. Snyder..........................   Vice President -- Marketing Services
Robert E. Steele.........................   Vice President -- Structured Settlements
Kenneth R. Story.........................   Vice President -- Amarillo Systems
Terry L. Swenson.........................   Vice President -- Variable Products
Peter V. Tuters..........................   Vice President and Investment Officer
                                            Senior Vice President -- Investments
William C. Vetterling....................   Vice President -- Marketing
                                            Administration
Garry B. Watts...........................   Vice President -- Independent
                                            Agents/Brokers
William A. Wilson........................   Vice President -- Government Affairs

           NAMES AND PRINCIPAL
            BUSINESS ADDRESS                POSITIONS AND OFFICES HELD WITH DEPOSITOR
           -------------------              -----------------------------------------
Jane E. Bates............................   Chief Compliance Officer
                                            Treasurer and Chief Compliance Officer
Roger E. Hahn............................   Investment Officer
C. Scott Inglis..........................   Investment Officer
Julia S. Tucker..........................   Investment Officer
Rembert R. Owen, Jr......................   Real Estate Investment Officer and
                                            Assistant Secretary
D. Lynne Walters.........................   Tax Officer
W. Joan Farmer...........................   Assistant Secretary
Cheryl G. Hemley.........................   Assistant Secretary
Susan A. Jacobs..........................   Assistant Secretary
Christine W. McGinnis....................   Assistant Secretary
Patricia W. Neighbors....................   Assistant Secretary
Daniel R. Cricks.........................   Assistant Tax Officer
James L. Gleaves.........................   Assistant Treasurer
Kristy L. McWilliams.....................   Assistant Treasurer
William H. Murray........................   Assistant Treasurer
Tara S. Rock.............................   Assistant Treasurer
Carolyn Roller...........................   Assistant Treasurer
Barbara G. Trygstad......................   Assistant Treasurer
Marylyn S. Zlotnick......................   Assistant Controller
Leslie K. Bates..........................   Administrative Officer
Mary C. Birmingham.......................   Administrative Officer
Donald L. Davis..........................   Administrative Officer
Robert A. Demchak........................   Administrative Officer
Ruby K. Donelson.........................   Administrative Officer
David E. Green...........................   Administrative Officer
Ted D. Hennis............................   Administrative Officer
William L. Hinkle........................   Administrative Officer
Joan M. Keller...........................   Administrative Officer
William R. Keller, Jr....................   Administrative Officer
Fred M. Lowery...........................   Administrative Officer
James F. McCulloch.......................   Administrative Officer
Robert M. Mason..........................   Administrative Officer
Michael E. Mead..........................   Administrative Officer
Connie E. Pritchett......................   Administrative Officer
Elliott L. Shifman.......................   Administrative Officer
Nancy K. Shumbera........................   Administrative Officer
Kathryn T. Smith.........................   Administrative Officer
John M. Stanton..........................   Administrative Officer
James P. Steele..........................   Administrative Officer

     The principal business address is 2929 Allen Parkway, Houston, Texas 77019.

ITEM 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT

     The Company organizational chart was included as Exhibit 15 in Registrant's Post-Effective Amendment No. 5 (File No. 33-86464) and is incorporated herein by reference.

ITEM 27. NUMBER OF CONTRACT OWNERS

     As of June 30, 1998, there were no Owners of the Contracts.

ITEM 28. INDEMNIFICATION

     The Bylaws (Article VI - Section 1) of the Company provide that:

          The Corporation shall indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending, or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative, by reason of the fact that he is or was a director or officer of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise (collectively, "Agent") against expenses (including attorneys, fees), judgments, fines, penalties, court costs and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit, or proceeding by judgment, order, settlement (whether with or without court approval), conviction or upon a plea of NOLO CONTENDERE or its equivalent, shall not, of itself, create a presumption that the Agent did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was unlawful. If several claims, issues or matters are involved, an Agent may be entitled to indemnification as to some matters even though he is not entitled as to other matters. Any director or officer of the Corporation serving in any capacity of another corporation, of which a majority of the shares entitled to vote in the election of its directors is held, directly or indirectly, by the Corporation, shall be deemed to be doing so at the request of the Corporation.

          Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted directors and officers or controlling persons of the Company pursuant to the foregoing, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 29. PRINCIPAL UNDERWRITERS

     (a) Not Applicable.

     (b) AGA Brokerage Services, Inc. ("AGA Brokerage") is the principal underwriter for the Contracts. The following persons are the officers and directors of AGA Brokerage.

NAME AND PRINCIPAL                                    POSITION AND OFFICES
BUSINESS ADDRESS*                                       WITH UNDERWRITER
------------------                                    --------------------
Kurt R. Fredland.........................   President, Chief Executive Officer and
                                              Director
Kent W. Lamb.............................   Assistant Treasurer
Beverli J. Lee...........................   Vice President, Chief Compliance Officer,
                                              Chief Legal Officer, Assistant
                                              Secretary and Director
Terry L. Swenson.........................   Director
Patrick E. Grady.........................   Vice President, Chief Financial Officer
                                            and Treasurer
Dwight L. Cramer II......................   Vice President and Secretary
Debra M. Green...........................   Assistant Secretary

     The principal business address is 2929 Allen Parkway, Houston, Texas 77019.

     (c) Not Applicable.

ITEM 30. LOCATION OF ACCOUNTS AND RECORDS

     Persons maintaining physical possession of the accounts, books or documents of the Separate Account required to be maintained by Section 31(a) of the Investment Company Act of 1940 and the rules promulgated thereunder include Kent
W. Lamb, Vice President -- Financial Reporting of the Company, whose address is 2929 Allen Parkway, Houston, TX 77019.

ITEM 31. MANAGEMENT SERVICES

     Not Applicable.

ITEM 32. UNDERTAKINGS

     a. Registrant hereby undertakes to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than sixteen
(16) months old for so long as payments under the variable annuity contracts may be accepted.

     b. Registrant hereby undertakes to include either (1) as part of any application to purchase a contract offered by the Prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a postcard or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information.

     c. Registrant hereby undertakes to deliver any Statement of Additional Information and any financial statement required to be made available under this Form promptly upon written or oral request.

     d. American General Annuity Insurance Company ("Company"), hereby represents that the fees and charges deducted under the Contract described in the Prospectus, in the aggregate, are reasonable in relation to the services rendered, the expenses to be incurred and the risks assumed by the Company.

     Representations

     (1) The Company hereby represents that it is relying upon Investment Company Act Rule 6c-7. The Company further represents that paragraphs (a)-(d) of Rule 6c-7 have been complied with.

     (2) The Company hereby represents that it is relying upon a No-Action Letter issued to the American Council of Life Insurance dated November 28, 1988 (Commission ref. IP-6-88) and that the following provisions have been complied with:

     1. Include appropriate disclosure regarding the redemption restrictions imposed by Section 403(b)(11) in each registration statement, including the prospectus, used in connection with the offer of the contract;

     2. Include appropriate disclosure regarding the redemption restrictions imposed by Section 403(b)(11) in any sales literature used in connection with the offer of the contract;

     3. Instruct sales representatives who solicit participants to purchase the contract specifically to bring the redemption restrictions imposed by Section 403(b)(11) to the attention of the potential participants;

     4. Obtain from each plan participant who purchases a Section 403(b) annuity contract, prior to or at the time of such purchase, a signed statement acknowledging the participant's understanding of (1) the restrictions on redemption imposed by Section 403(b)(11), and (2) other investment alternatives available under the employer's Section 403(b) arrangement to which the participant may elect to transfer his contract value.

                                   SIGNATURES

     As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant certifies that it has caused this Registration Statement to be signed on its behalf, in the City of Houston, and State of Texas on this 11th day of January, 1999.

                                            AGA SEPARATE ACCOUNT A
                                            Registrant

                                            By: AMERICAN GENERAL ANNUITY
                                              INSURANCE COMPANY

                                            By:   /s/ THOMAS L. WEST, JR.

                                              ----------------------------------
                                              Thomas L. West, Jr.

                                            By: AMERICAN GENERAL ANNUITY
                                              INSURANCE COMPANY
                                              Depositor

                                            By:   /s/ THOMAS L. WEST, JR.

                                              ----------------------------------
                                              Thomas L. West, Jr.

     As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


                          *                            Senior Chairman of the Board    January 11, 1999
-----------------------------------------------------    and Director
                    Jon P. Newton

                          *                            Director                        January 11, 1999
-----------------------------------------------------
                  Robert M. Devlin

                          *                            Chairman and Chief Executive    January 11, 1999
-----------------------------------------------------    Officer
                 Thomas L. West, Jr.

                          *                            Vice Chairman of the Board,     January 11, 1999
-----------------------------------------------------    Director and Chief Financial
                   Craig R. Rodby                        Officer

                          *                            President and Director          January 11, 1999
-----------------------------------------------------
                    John A. Graf

                          *                            Executive Vice President --     January 11, 1999
-----------------------------------------------------    Marketing and Director
                   Bruce R. Abrams

                  /s/ JOHN E. ARANT                    Executive Vice President --     January 11, 1999
-----------------------------------------------------    Sales and Director
                    John E. Arant

                          *                            Executive Vice President --     January 11, 1999
-----------------------------------------------------    Administration and
                  Michael G. Atnip                       Information Systems and
                                                         Director

                          *                            Executive Vice President --     January 11, 1999
-----------------------------------------------------    Marketing and Director
                   Joe C. Osborne

                          *                            Senior Vice President,          January 11, 1999
-----------------------------------------------------    Treasurer and Director
                  Patrick E. Grady

                          *                            Senior Vice President,          January 11, 1999
-----------------------------------------------------    Controller and Director
                   Brent C. Nelson

                          *                            Vice President, Chief           January 11, 1999
-----------------------------------------------------    Investment Officer and
                  Richard W. Scott                       Director

                                            *By:   /s/ CYNTHIA A. TOLES
                                              ----------------------------------
                                                 Cynthia A. Toles, Power of
                                                 Attorney